Exhibit 99.1

2026 **MANAGEMENT INFORMATION CIRCULAR**

Notice of Annual Meeting of Shareholders

May 7, 2026

SOUTHBOW

2026 Management

Information Circular

This management information circular (the “Circular”) has been prepared by the management of the Company (“Management”) for the holders (the “Shareholders”) of common shares (“Shares”) of South Bow Corporation (“South Bow” or the “Company”) in connection with South Bow’s Annual General Meeting of Shareholders to be held on May 7, 2026 at 8:00 a.m. Mountain time (the “Meeting”). References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

Notice of 2026 Annual General Meeting

Information for U.S. Shareholders

Letter from the Board Chair

1	Summary

4	Matters to Be Acted Upon at the Meeting
7	Executive Summary

9	Voting and Other Important Information

16	Election of Directors

29	Corporate Governance

42	Director Compensation

47	Compensation Discussion and Analysis

48	Letter from the Chair of the Human Resources Committee

71	Other Matters

73	Schedule “A” – Charter of the South Bow Board of Directors

76	Schedule “B” – Advisories

78	Schedule “C” – Stock Option Plan Summary

Notice of 2026 Annual

General Meeting

By Mail	By Telephone	Online
www.southbow.com/investors/shareholder-meeting	1-866-732-VOTE (8683) Toll-free	www.investorvote.com

Date and Time
May 7, 2026 at 8:00 a.m. Mountain time.
Location
The Meeting will be held virtually using the LUMI platform to enable greater Shareholder attendance and participation.
How to Participate

Registered Shareholders and duly appointed proxyholders (who have properly registered) will be able to attend, participate, and vote at the Meeting virtually at https://meetings.lumiconnect.com/400-256-376-715. Beneficial Shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting as guests and listen to the live audio webcast, though will not be able to participate or vote at the Meeting.

The Meeting will be held in a virtual-only format, by live audio webcast as a cost-efficient way to engage with Shareholders. Every Registered Shareholder and duly appointed proxyholder, regardless of geographic location, will have an equal opportunity to participate at the Meeting and vote on the matters to be considered at the Meeting. The Meeting cannot be attended in person. A recording of the Meeting will be available on South Bow’s website following the event, including Shareholder questions addressed by South Bow.

Registered Shareholders who cannot attend the Meeting may vote by proxy. To be valid, proxies must be received by Computershare Investor Services Inc. (“Computershare”) before the deadline for submitting proxies, being 8:00 a.m. Mountain time on May 5, 2026, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the commencement of the adjourned or postponed Meeting.

If you are a Shareholder who wishes to appoint a person other than the Management nominees identified on the form of proxy or voting instruction form (“VIF”) to represent you at the Meeting, including if you are a Beneficial Shareholder and wish to appoint yourself as proxyholder to attend, you may do so by inserting such person’s name in the blank space provided in the form of proxy or VIF and following the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you wish that a person other than the Management nominees identified on the form of proxy or VIF represent you at the Meeting as your proxy, you must register such proxyholder after having submitted your form of proxy or VIF identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate, or vote at the Meeting. To register a proxyholder, Shareholders must visit www.computershare.com/southbowAGM and provide Computershare with their proxyholder’s contact information, name in which the Shares are registered, and holder account number if you are the Registered Shareholder, or Customer Unit Identifier (“CUID”) of the broker where the Shares are held if you are the Beneficial Shareholder, so that Computershare may provide the proxyholder with a username via e-mail.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions, and vote, all in real time, provided they are connected to the internet and comply with all requirements set out in the Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to ask questions or vote at the Meeting.

Additional information on how to attend and participate at the Meeting can be found in the accompanying Circular.

Meeting Materials

It is important that you review the Circular before voting, as it contains important information relating to the business of the Meeting. The Company has elected to deliver this Notice of Meeting and the accompanying Circular (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.southbow.com/investors/shareholder-meeting in accordance with the notice-and-access notification mailed to Shareholders of the Company. The use of the notice-and-access procedures under applicable securities laws will reduce the Company’s printing and mailing costs and is more environmentally friendly by reducing the use of paper. The Meeting Materials will be available on the website above as of April 2, 2026, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov as of April 2, 2026.

Business of the Meeting

The Meeting is being held for the following purposes:

1.  to present the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the accompanying auditor’s report;

2.  to elect the 11 nominated directors, as more particularly described in the accompanying Circular;

3.  to appoint KPMG LLP, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors;

4.  to vote, in a non-binding, advisory manner, on the Company’s approach to executive compensation; and

5.  to transact such other business as may be properly transacted at the Meeting or at any adjournment or postponement thereof.

Voting Entitlement

The Board of Directors of the Company (the “Board” or the “Board of Directors”) has fixed the close of business on March 9, 2026 as the record date of the Meeting, being the date for determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Dated at Calgary, Alberta, Canada, as of March 13, 2026.

By order of the Board of Directors

“Kate Fischer”

Associate General Counsel & Corporate Secretary

Information for U.S. Shareholders

The solicitation of proxies for the Meeting made pursuant to this Circular is not subject to the requirements applicable to proxy statements under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) by virtue of an exemption applicable to “foreign private issuers” (as defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The enforcement by investors of civil liabilities under U.S. federal or state securities laws may be adversely affected by the fact that the Company and certain of its respective subsidiaries are organized under the laws of jurisdictions outside the United States, that certain of their executive officers and directors are residents of countries other than the United States, and that the experts named in this Circular are residents of countries other than the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon the Company or its subsidiaries, any of their respective executive officers or directors, or the experts named herein, or to enforce judgments obtained in the courts of the United States against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Shareholders in the United States should not assume that the courts of Canada would enforce: (a) judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Hal Kvisle

Board Chair

South Bow Corporation

Letter from the

Board Chair

Dear fellow Shareholders,

2025 was another transformative year for South Bow, as we strengthened our identity as an independent company and continued to build a solid foundation grounded in disciplined execution, open communication, and a focus on the long-term interests of our Shareholders. On behalf of our board of directors and leadership team, I invite you to participate in South Bow’s 2026 Annual General Meeting of Shareholders on May 7, 2026.

Reflecting on Our First Year as a Public Company

Since becoming a public company, we have been focused on delivering on the commitments we made to you, our Shareholders. In our first year, we completed all spinoff activities, strengthened our governance framework, established transparent disclosure practices, and advanced our strategic priorities. Our team worked diligently as we navigated the opportunities and challenges of operating in a dynamic market environment, while remaining disciplined in our capital allocation priorities and staying true to our values and purpose. I want to thank our employees for their dedication during this pivotal first year.

Looking Ahead

As we enter our second year as a public company, our focus is clear. We will:

◾	prioritize safe operations and the integrity of our assets;

◾	drive disciplined growth and strengthen our competitive position by leveraging our irreplicable corridor;

◾	maintain strong governance and risk management practices, supported by financial strength and disciplined capital allocation; and

◾	deliver long-term value to our Shareholders through our sustainable dividend and profitable growth.

We recognize that trust is earned through consistent performance and transparent communication. Our Board and leadership team are committed to keeping you informed as we advance our strategy and pursue opportunities that support our vision and deliver long-term value for all stakeholders.

Thank you for your confidence and support during this foundational year for South Bow. We look forward to continuing this journey together.

Sincerely,

“Hal Kvisle” Board Chair, South Bow Corporation

SUMMARY

2	General Information

4	Matters to Be Acted Upon at the Meeting

7	Executive Summary

8	Vision and Values

8	Capital Allocation Priorities

8	Financial Statements

Summary

This summary highlights information contained elsewhere in this Circular. This summary does not contain all the information you should consider, and you should read the entire Circular before voting.

General Information

Annual General Meeting of Shareholders

Date and Time	Location	Record Date

May 7, 2026 8:00 a.m. (Mountain Time)	Virtual Meeting https://meetings.lumiconnect.com/400-256-376-715	March 9, 2026 (Close of Business)

South Bow’s Board of Directors

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Board Nominees

Board Committees

Name	Audit	Governance and Risk	Human Resources	Safety, Environment and Operations

Hal Kvisle Board Chair

Chansoo Joung Director	⬛	⬛

George Lewis Director	⬛	⬛

Leonard Mallett Director			⬛	⬛

Robert (Bob) G. Phillips Director			⬛	⬛

Sonya Reed Director		⬛	⬛

Shannon Ryhorchuk Director	⬛			⬛

Mary Pat Salomone Director			⬛	⬛

Frances M. Vallejo Director	⬛	⬛

Don Wishart Director			⬛	⬛

Bevin Wirzba President, Chief Executive Officer (“CEO”), and Director

⬛	Member
⬛	Committee Chair

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Matters to Be Acted Upon at the Meeting

The following matters will be acted upon at the Meeting. Your vote is important. South Bow encourages you to review this Circular before casting your vote.

Matters to Be Voted on:

Proposal	Management Recommendation
Elect the nominated directors of the Company	FOR
Appoint the auditors of the Company	FOR
Approve the non-binding advisory vote on executive compensation	FOR

Item 1	Election of Directors	Management Recommendation

If each of the nominees are elected, the Board will have 11 members following the Meeting, 10 of whom are independent. All of the nominees are currently directors of South Bow and all of the nominees, except for the Company’s CEO, Bevin Wirzba, are independent. The articles of the Company provide for a minimum of seven directors and a maximum of 15 directors. Each director has indicated a willingness to serve and, if elected, will hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed, or until their office is earlier vacated in accordance with the articles and bylaws of the Company. Should circumstance arise, for any reason, that a nominee is unable to serve on the Board, the Management designees named in the enclosed form of proxy reserve the right to vote for any other nominee at their discretion.

FOR
See pages 16-28

The following are the directors nominated for election to the Board. For further information regarding their backgrounds, qualifications, committee membership, attendance, and Share ownership, see Information on the Nominated Directors in this Circular.

Hal Kvisle	Chansoo Joung

George Lewis	Leonard Mallett

Robert (Bob) G. Phillips	Sonya Reed

Shannon Ryhorchuk	Mary Pat Salomone

Frances M. Vallejo	Don Wishart

Bevin Wirzba

Management recommends Shareholders vote FOR the election of each of the nominees as a director of South Bow. Unless you give other instructions, the Management nominees intend to vote FOR each nominee listed above to act as a director of South Bow.

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Item 2	Appointment of Independent Auditors	Management Recommendation

KPMG LLP is the Company’s auditor and was first appointed as the Company’s auditor on October 1, 2024. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta. The independence of the auditor is essential to maintaining the integrity of South Bow’s financial statements and the Audit Committee is responsible for overseeing the Company’s external auditor and evaluating their qualifications and independence.

FOR

The aggregate fees billed by KPMG LLP in 2025 and 2024 are:

	2025 (1) (C$)	2024 (C$)	Description of Fee Category
Audit Fees	3,655,722	1,790,500	Represents the aggregate fees for audit services.
Audit-related Fees	-	-

Represents the aggregate fees for assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit Fees”.

Tax Fees	193,450	-	Represents the aggregate fees for professional services rendered by the Company’s auditors for tax compliance, tax advice, and tax planning.
Other Fees	86,350	-	Represents the aggregate fees for products and services provided by the Company’s auditors other than those services reported under “Audit Fees”, “Audit-related Fees”, and “Tax Fees”.
Total Fees	3,935,522	1,790,500

Note: 1. Includes the difference in amount disclosed for prior year and the actual final billing.

The Audit Committee maintains a Pre-approval Policy with respect to permitted non-audit services and audit services. For non-audit service engagements of up to $250,000, approval of the Audit Committee chair is required, and the Audit Committee is to be informed of the engagement at the next scheduled Audit Committee meeting. For all non-audit service engagements of $250,000 or more, pre-approval of the Audit Committee is required.

Management recommends Shareholders vote FOR the appointment of KPMG LLP as the auditor of South Bow until the next annual meeting of Shareholders and to authorize the Board to set their remuneration. Unless you give other instructions, the Management designees intend to vote FOR the appointment of KPMG LLP to act as the Company’s auditor until the close of South Bow’s next annual meeting of Shareholders and to authorize the Board to fix the remuneration to be paid to the auditors.

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Item 3	Advisory Vote on Executive Compensation	Management Recommendation

The Board has adopted a non-binding Shareholder advisory vote on the Company’s approach to executive compensation, commonly referred to as “say on pay”. As a formal opportunity to provide their views on the disclosed objectives and structure of the Company’s pay-for-performance compensation model, Shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

FOR
See pages 47-70

“Resolved that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the management information circular of South Bow Corporation dated March 13, 2026.”

The Human Resources Committee and the Board will give due consideration to the results of the vote when determining future compensation policies, procedures, and decisions consistent with the Company’s pay-for-performance compensation model. If a significant number of Shareholders oppose the resolution, the Board will engage with Shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review the approach to executive compensation in the context of those concerns. See Compensation Discussion and Analysis of this Circular for details regarding the compensation philosophy and guidelines of the Board, the performance metrics and process used to assess performance, as well as whether any compensation consultant was retained. The Company’s pay-for-performance compensation model is designed to attract, retain, and motivate talented management personnel and pay for actual performance to drive the creation and preservation of Shareholder value. At the 2025 Annual Meeting of Shareholders, the Company’s approach to executive compensation was supported by 95.95 per cent of Shareholder votes in favour of the say-on-pay resolution.

Management recommends that Shareholders vote FOR the non-binding resolution to accept the Company’s approach to executive compensation.

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Executive Summary

Liquids Pipelines

Spanning

4,900km

Safely and Reliably

Delivering

1.25MMbbl/d

Liquids Tank Terminal

Storage Capacity

7.7MMbbl

Sustainable Base

Dividend

$2.00/share

Investment-grade

Debt Capital

Structure

About South Bow

South Bow’s business consists of strategic crude oil pipeline and terminal assets that safely transport crude oil primarily from resilient supplies in the Western Canadian Sedimentary Basin to the strongest demand markets in North America.

South Bow was launched as an independent company on October 1, 2024, following the approval of TC Energy Corporation (“TC Energy” or the “Former Parent”) shareholders to separate the Former Parent into two independent, investment-grade, publicly listed companies (the “Spinoff”) by way of plan of arrangement (“Plan of Arrangement”) under the Canada Business Corporations Act (“CBCA”). Pursuant to completion of the Spinoff on October 1, 2024: (a) all of the assets and liabilities comprising the Former Parent’s Liquids Pipelines business segment (the “Liquids Pipelines business”) were transferred from the Former Parent to South Bow; and (b) all of the Shares were distributed to the Former Parent’s shareholders on the basis of 0.2 of a Share for each TC Energy share held.

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South Bow Shares began trading on the Toronto Stock Exchange (“TSX”) on October 2, 2024, and the New York Stock Exchange (“NYSE”) on October 8, 2024.

For more information on the Spinoff, refer to the Company’s news release dated October 1, 2024, and the most recent annual information form (“AIF”) of the Company, both of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

Since becoming an independent company, South Bow has consistently delivered on its commitments. With its resilient business model and stable earnings profile, South Bow successfully achieved its first-year priorities, including establishing organizational capabilities, maintaining safe operations, advancing its first major growth project, and strengthening its financial position, while maintaining capital allocation discipline. These financial and operational results led to strong capital markets performance and have positioned the business for longer-term growth and success.

Vision and Values

Delivering Energy. Forging Progress. Together.

WE ARE SAFE	WE DO THE RIGHT THING	WE TAKE PRIDE IN WHAT WE DO	WE WIN AS A TEAM

Capital Allocation Priorities

South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total Shareholder returns over the long term.

Financial Statements

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2025 and the accompanying auditor’s report will be presented to Shareholders at the Meeting. The financial statements, together with the auditor’s report for the year ended December 31, 2025, are available on the Company’s website at www.southbow.com, on its SEDAR+ profile at www.sedarplus.ca, and in its filings with the SEC at www.sec.gov. Shareholders may obtain copies of the Company’s financial statements and management’s discussion and analysis (the “MD&A”) free of charge by contacting the Company’s investor relations department at investor.relations@southbow.com or by telephone at 1-844-318-7826.

1

Non-GAAP financial measure or ratio that does not have a standardized meaning under generally accepted accounting principles (“GAAP”) and may not be comparable to measures presented by other entities. See Specified Financial Measures of this Circular.

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VOTING AND OTHER IMPORTANT INFORMATION

10	Solicitation of Proxies

10	Notice-and-Access

11	Record Date and Quorum

11	General

11	Voting Procedures

12	Appointment and Revocation of Proxies

13	Voting of Shares Represented by Management Proxies

15	Voting Securities and Principal Holders Thereof

15	Proposals for the 2027 Meeting

Voting and Other Important Information

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies, by or on behalf of the Management of the Company and the Board, for use at the Meeting to be held virtually using the LUMI virtual meeting platform at https://meetings.lumiconnect.com/400-256-376-715 on May 7, 2026 at 8:00 a.m. Mountain time, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of proxies will primarily be by mail or courier, supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof will be paid by the Company.

To enable greater Shareholder attendance and participation, the Company is requiring all Shareholders and others who wish to attend the Meeting to do so virtually at https://meetings.lumiconnect.com/400-256-376-715 and/or vote on the matters before the Meeting by completing a proxy, VIF, or other materials provided by their Intermediary (as defined below), as applicable.

South Bow’s Shareholders consist of registered (or direct) Shareholders and beneficial (or indirect) Shareholders. You are a registered Shareholder if your name appears on a physical share certificate or Direct Registration System advice issued by the Company’s transfer agent (a “Registered Shareholder”). You are a beneficial Shareholder if you hold Shares through an intermediary (a “Beneficial Shareholder”), such as a bank, trust company, securities dealer, broker or other nominee, or a clearing agency (each, an “Intermediary”). Most of South Bow’s Shareholders are Beneficial Shareholders.

If you owned Shares (either directly or indirectly through an Intermediary) as of the Record Date (as defined below), you are entitled to have your vote counted at the Meeting. The instructions provided below set forth the different procedures to be followed to ensure you are represented at the Meeting whether you are a registered or beneficial holder of Shares. If your Shares are held in more than one form, you should sign and submit all forms of proxy and VIFs received in accordance with the instructions provided.

Notice-and-Access

The Company is availing itself of the “notice-and-access” provisions in Canadian securities laws that permit the Company to forego mailing paper copies of this Circular and proxy-related materials to Shareholders and instead make them available for review, print, and download via the internet.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), Shareholders will receive a package (the “Notice Package”) in the mail containing a form of proxy or VIF, as applicable, a notice outlining the business items to be addressed at the Meeting, as well as information about how to access the Meeting Materials online, how to obtain paper copies of the Meeting Materials at no charge, and how to vote.

The Company uses Broadridge Financial Solutions Inc. to forward the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”) to OBOs (as defined below) under NI 54-101. The Company intends to pay for Intermediaries, including Broadridge Financial Solutions Inc., to deliver the proxy-related materials to OBOs.

As is set forth in the Notice Package, the Meeting Materials can be accessed directly online under the Company’s SEDAR+ profile at www.sedarplus.ca and are also available at www.southbow.com/investors/shareholder-meeting. The Notice Package also includes instructions to Shareholders on how to request delivery of printed copies of the Meeting Materials. If you are a Registered Shareholder and wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access in advance of the Meeting, contact the Company’s registrar and transfer agent, Computershare, by toll-free telephone at 1-866-962-0498 (toll-free within North America) or 1-514-982-8716 (direct from outside North America). If you are a Beneficial Shareholder and wish to receive a paper copy of the Meeting Materials, you can visit www.proxyvote.com or call 1-877-907-7643 (toll-free) and enter the control number located on the enclosed VIF or, if outside North America, call 1-303-562-9305 (English) or 1-303-562-9306 (French). If you do not have a control number on the enclosed VIF or have any questions about notice-and-access, call toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French) within North America, or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America. Shareholders may obtain copies of the Company’s financial statements and MD&A free of charge by contacting the Company’s investor relations department at investor.relations@southbow.com or by telephone at 1-844-318-7826.

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The Company will not employ what is known as “stratification.” Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of their information circular with the notice to certain groups of Shareholders. For the Meeting, all Shareholders will receive the Notice Package and will have access to the Meeting Materials through notice-and-access. The Company will only mail paper copies of the Meeting Materials to those Registered and Beneficial Shareholders who have previously elected to receive or otherwise request paper copies of the Meeting Materials. All other Shareholders of the Company will receive the Notice Package containing information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Record Date and Quorum

The Board has fixed the record date for the Meeting as the close of business on March 9, 2026 (the “Record Date”). All registered holders of Shares at the close of business on the Record Date will be entitled to vote at the Meeting.

Each Shareholder will be entitled to one vote per Share held.

Under South Bow’s bylaws, the quorum for the transaction of business at the Meeting consists of two persons present and each entitled to vote thereat and representing either in their own right or by proxy or as the duly authorized representative of a corporate Shareholder, 25 per cent of the issued Shares of the Company carrying voting rights at such time.

General

Unless stated otherwise, all references to dollar amounts in this Circular are to United States dollars. Canadian dollar figures provided in this Circular have been calculated based on the average annual exchange rate for 2025 of C$1.00 = U.S.$0.71365 unless otherwise noted.

In this Circular, “you”, “your”, and “Shareholder” refer to Registered Shareholders and Beneficial Shareholders and “South Bow” and the “Company” refer to South Bow Corporation, unless otherwise indicated.

Copies of this Circular, as well as the Company’s financial statements to be presented at the Meeting and related MD&A can be obtained under the Company’s SEDAR+ profile at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company’s investor relations department at investor.relations@southbow.com or by telephone at 1-844-318-7826.

Voting Procedures

The Meeting will be held in a virtual-only format, by live audio webcast as a cost-efficient way to engage with Shareholders. Every Registered Shareholder and duly appointed proxyholder, regardless of geographic location, will have an equal opportunity to participate at the Meeting and vote on the matters to be considered at the Meeting. The Meeting cannot be attended physically in person.

A recording of the Meeting will be available on South Bow’s website following the event, including Shareholder questions addressed by South Bow.

Registered Shareholders and duly appointed proxyholders may attend the Meeting virtually and vote their Shares. Registered Shareholders and duly appointed proxyholders can participate in the Meeting virtually by going to https://meetings.lumiconnect.com/400-256-376-715 and clicking “I have a login” and entering a username and password before the start of the Meeting.

◾	Registered Shareholders: The username is the 15-digit control number located on the form of proxy or in the e-mail notification you received, and the password is “southbow2026”.

◾

Duly appointed proxyholders: Computershare, transfer agent of the Company, will provide the proxyholder with a username after the proxy deadline has passed, provided the proxyholder has been registered with Computershare before the deadline, which is an additional step required once a Shareholder has submitted their proxy in order for the proxyholder to participate in the Meeting. See Registering a Third-party Proxyholder and Beneficial Shareholders below for details on registering a proxyholder. The password is “southbow2026”.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders who have properly registered. To have your Shares voted at the Meeting, each Registered Shareholder and duly appointed proxyholder will be required to enter their control number or username that is provided by Computershare prior to the start of the Meeting.

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Shareholders who wish to appoint a third-party proxyholder, who is not the Management-designated proxyholder, to represent them at the Meeting, including Beneficial Shareholders who wish to appoint themselves or another third party as proxyholder to attend, participate, or vote at the Meeting, must submit their duly completed proxy or VIF and register the proxyholder. See Registering a Third-party Proxyholder and Beneficial Shareholders below for further details.

If you are a Beneficial Shareholder who has not duly appointed yourself as proxyholder, you will be able to attend the Meeting as a guest and listen to the live audio webcast, but you will not be able to participate or vote at the Meeting.

It is important you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. To participate virtually: (i) Registered Shareholders must have a valid 15-digit control number; and (ii) duly appointed proxyholders must have received an e-mail from Computershare containing a username after registering.

Appointment and Revocation of Proxies

Registered Shareholders who cannot attend the Meeting virtually may vote by proxy either by mail, personal delivery, phone, or over the internet. Proxies must be completed in accordance with the instructions provided on the form of proxy and must be received by the Company’s transfer agent, Computershare, by 8:00 a.m. Mountain time on May 5, 2026 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the commencement of any adjourned or postponed Meeting. Registered Shareholders must return the properly completed proxy to Computershare as follows:

1.	By mail or personal delivery to Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6;

2.	By internet by visiting to www.investorvote.com and following the online voting instructions given to you; or

3.	By phone by calling 1-866-732-VOTE (8683) (toll-free within Canada and the U.S.) or 1-312-588-4290 (outside of North America).

The Chair of the Meeting will have the discretion to accept or reject proxies deposited in any other manner.

If you return a proxy to Computershare, be sure that the proxy is properly dated, signed, and executed. A proxy returned to Computershare will not be valid unless you or your attorney duly authorized in writing, dated, and signed and, if the Registered Shareholder is a company or association, documentation evidencing the power to execute the proxy may be required with signing capacity stated therein. If not dated, the proxy will be deemed to have been dated the date that the proxy was received.

Management has designated Bevin Wirzba, President, CEO, and Director of the Company, and Hal Kvisle, Director and Board Chair, as proxyholders to attend the Meeting and act for those Shareholders at the Meeting who have not specified a particular proxyholder. You have the right to appoint a person other than Bevin Wirzba or Hal Kvisle, who need not be a Shareholder of the Company, to be your proxyholder if you choose. If you are returning your proxy to Computershare, such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of Bevin Wirzba and Hal Kvisle in the form of proxy, or by completing another form of proxy. If you appoint a proxyholder other than Bevin Wirzba or Hal Kvisle, that proxyholder must attend the Meeting virtually using the LUMI platform and vote at the Meeting for your vote to be counted. Registering the proxyholder (other than Bevin Wirzba or Hal Kvisle) is an additional step required once a Registered Shareholder has submitted their proxy in order to participate in the Meeting. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. See below for information on registering a proxyholder.

Submitting Questions at the Meeting

Any Registered Shareholder or duly appointed proxyholder who logs in for the Meeting will have the opportunity to ask questions and vote in real time when voting commences. Questions or comments can be submitted throughout the Meeting using the “Messaging” tab of the online platform. Questions that relate to a specific motion must indicate which motion they relate to at the start of the question (e.g., “Directors”) and must be submitted prior to voting on the motion so they can be addressed at the appropriate time during the Meeting. If questions do not indicate which motion they relate to or are received after voting on the motion, they will be addressed during the general question-and-answer session, after the formal business of the meeting, and the CEO’s remarks. Written questions or comments submitted using the “Messaging” tab of the online platform will be read or summarized by a representative of South Bow, after which the Chair of the Meeting or CEO will respond or direct the question to the appropriate person to respond. If several questions relate to the same or very similar topic, South Bow may group the questions and state that similar questions have been received. Shareholders may submit questions in advance of the Meeting by e-mail to investor.relations@southbow.com, indicating in the subject line that the question is related to the Meeting. These guidelines may vary from time to time depending on logistics and with a view to following best governance practices.

12	|

You must remain connected to the internet at all times during the Meeting in order to vote at the appropriate time. You should allow ample time to log into the Meeting online and complete the related procedures. Refer to the meeting user guide for instructions for logging into and participating in the Meeting, including a list of compatible web browsers and contact information for technical support. This guide will be available on South Bow’s website at www.southbow.com/investors/shareholder-meeting.

Registering a Third-party Proxyholder

Registered Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy prior to registering their proxyholder. The first step is to submit your proxy appointing such third-party proxyholder as set out above. Registering the proxyholder is an additional step once a Registered Shareholder has submitted their proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders must visit www.computershare.com/southbowAGM by 8:00 a.m. Mountain time on May 5, 2026 and provide Computershare with the required proxyholder contact information (including an e-mail address), the name in which the Shares are registered, and the Holder Account Number, so that Computershare may provide the proxyholder with a username via e-mail.

Registering your proxyholder and receiving a username is an additional step to be completed AFTER you have submitted your proxy. Without a username, proxyholders will not be able to participate virtually at the Meeting.

Revoking a Proxy

A proxy given pursuant to this solicitation may be revoked at any time prior to its use.

If you are a Registered Shareholder and have submitted a proxy, you may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. Proxies may be revoked by depositing a written instrument giving notice of revocation at the office of Computershare, set out above, or at the registered office of South Bow, 707 5 Street SW, Suite 900, Calgary, Alberta, T2P 1V8, Attention: Corporate Secretary, on or before the last business day preceding the day of the Meeting at which such proxy is to be used. The written notice of revocation must be executed by you or by an officer (if the Registered Shareholder is a corporation or association) or attorney upon presentation of your written authorization.

Proxies may also be revoked by: (a) executing another form of proxy bearing a later date and depositing the same at the offices of Computershare, prior to the deadline for depositing proxies set out above; (b) by attending the Meeting virtually and voting your Shares; (c) depositing a written instrument with the Chair of the Meeting on the day of the Meeting or an adjournment; or (d) any other manner permitted by applicable law.

If you are a Registered Shareholder who has submitted a proxy and you attend the Meeting via the live audio webcast, any votes you cast on a ballot at the Meeting virtually will be counted and the submitted proxy will be disregarded.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Shares Represented by Management Proxies

Registered Shareholders

On any matter to be acted upon or any ballot that may be called for at the Meeting, the Shares represented by each properly executed proxy in favour of the persons designated in the enclosed proxy received by South Bow will be voted in accordance with the instructions given by the Registered Shareholder. In the absence of such specifications in an enclosed proxy where the Registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed proxy as the Shareholder’s nominee at the Meeting, the Shares represented by such proxies will be voted FOR each of the matters specified in this Circular.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. As of the date of this Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting. However, where a Registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed proxy as the Registered Shareholder’s nominee at the Meeting, if any amendments or variations to matters identified in the Notice of Meeting or other matters which are not now known to Management should properly come before the Meeting, the enclosed proxy may be voted on such matters in accordance with the best judgment of the person voting the proxy.

|	13

Beneficial Shareholders

The information set out in this section is important to many of South Bow’s Shareholders as a substantial number of South Bow’s Shareholders do not hold their Shares in their own names and are Beneficial Shareholders.

There are two kinds of Beneficial Shareholders:

1.	Objecting Beneficial Owners: Beneficial Shareholders who object to their name and details of their security holdings being made known to the Company (called “OBOs”); and

2.	Non-objecting Beneficial Owners: Beneficial Shareholders who do not object to their name and details of their security holdings being made known to the Company (called “NOBOs”).

In accordance with the securities regulatory policies, the Company has distributed copies of the Notice Package to the Intermediaries for onward distribution to the Beneficial Shareholders. The Company uses Broadridge Financial Solutions Inc. to forward the Meeting Materials and Form 54-101F7 to OBOs under NI 54-101.

Intermediaries are required to forward the Notice Package to each Beneficial Shareholder unless the Beneficial Shareholder has waived the right to receive them. Beneficial Shareholders who have not waived the right to receive the Notice Package will also receive either a VIF or, less frequently, a form of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Shares they beneficially own.

Each Intermediary will have its own procedures to permit voting of Shares held on behalf of Beneficial Shareholders, including requirements as to when and where proxies or VIFs are to be delivered. If you are a Beneficial Shareholder, you should carefully follow the instructions provided by your Intermediary to ensure your Shares are voted at the Meeting.

If you are a Beneficial Shareholder and wish to personally vote at the Meeting, change voting instructions given by you to your Intermediary, or revoke voting instructions given by you to your Intermediary, follow the instructions given by your Intermediary or contact your Intermediary directly to discuss what procedure to follow.

If you are a Beneficial Shareholder located in the United States and wish to attend the Meeting and vote online (or have another person attend and vote on your behalf), in addition to the steps described above (and the steps below regarding registering), you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you or contact your Intermediary to request a legal proxy form or a VIF if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare via e-mail to uslegalproxy@computershare.com or by courier to Computershare, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attn: Proxy Department. Your request must be labelled “Legal Proxy” and be received no later than the voting deadline of May 5, 2026 at 8:00 a.m. Mountain time.

If an Intermediary who is the registered holder of, or holds a proxy in respect of Shares owned by you, receives your proper instructions to vote (or have another person vote on behalf of you), such Intermediary is required under NI 54-101 to arrange, without expense to you, to appoint you as a Beneficial Shareholder or your nominee, as proxyholder in respect of your Shares. Under NI 54-101, if the Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote, and otherwise act for and on behalf of the Intermediary (who is the Registered Shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you, the Beneficial Shareholder, or your nominee, as proxyholder. Once the proxy has been submitted, you, the Beneficial Shareholder, or your nominee, must be registered with Computershare as a proxyholder. Registering the proxyholder is an additional step that can only be completed once the Beneficial Shareholder has submitted their proxy or VIF (as applicable). Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.

To register a proxyholder, Beneficial Shareholders must visit www.computershare.com/southbowAGM by 8:00 a.m. Mountain time on May 5, 2026 and provide Computershare with the required proxyholder contact information (including an e-mail address), the name in which the Shares are registered, and the CUID of the Intermediary where the Shares are held, so that Computershare may provide the proxyholder with a username via e-mail.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Without a username, proxyholders will not be able to participate online at the Meeting.

14	|

Voting Securities and Principal Holders Thereof

The authorized share capital of the Company consists of an unlimited number of Shares and first preferred shares and second preferred shares in an amount not to exceed, in aggregate, 20 per cent of the number of issued and outstanding Shares. As of the date of this Circular, 208,559,099 Shares were issued and outstanding, each such Share carrying the right to one vote at the Meeting. Subject to the Company’s Majority Voting Policy described below in Majority Voting & Advance Notice Policies of the Circular, a simple majority of votes (50 per cent plus one vote) is required for each item to be approved by Shareholders.

Subject to the provisions of the CBCA, and except as provided in the articles of the Company, the holders of the first preferred shares and second preferred shares shall not be entitled to receive notice of or attend any meeting of the Shareholders of the Company and shall not be entitled to any vote at any such meeting. There are currently no preferred shares outstanding.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10 per cent or more of the voting rights attached to any class of voting securities of the Company.

Proposals for the 2027 Meeting

South Bow is subject to the provisions of the CBCA with respect to shareholder proposals. As provided in the CBCA, simply submitting a shareholder proposal does not guarantee its inclusion in the management information circular.

Shareholder proposals submitted pursuant to applicable provisions of the CBCA that a Shareholder intends to present at the annual meeting of Shareholders to be held in 2027 (the “2027 Meeting”) and wishes to be included in South Bow’s management information circular for the 2027 Meeting must be received by the Company within the prescribed period, as outlined in the CBCA and associated regulations, and no later than 5:00 p.m. Mountain time on February 6, 2027. Such proposals must also comply with all applicable provisions of the CBCA and the regulations thereunder. The 2027 Meeting is expected to be held in May 2027.

All shareholder proposals must be mailed to the Corporate Secretary at South Bow Corporation, 707 5 Street SW, Suite 900, Calgary, Alberta, Canada, T2P 1V8, or sent by e-mail to corporatesecretary@southbow.com, and received by the deadline indicated above. As described below in Majority Voting & Advance Notice Policies of the Circular, pursuant to South Bow’s Bylaw No. 1, if a Shareholder intends to nominate a person for election as a director of South Bow at an annual meeting of Shareholders, other than pursuant to a shareholder proposal, such nomination must comply with the procedures set out in the bylaw, including providing timely notice in proper written form.

|	15

ELECTION OF DIRECTORS

17	Information on the Nominated Directors

Election of Directors

Information on the Nominated Directors

The following provides information on the 11 director nominees including: (i) their province or state and country of residence; (ii) the period during which each has served as a director; (iii) their principal occupation, business, or employment currently and during the last five years; and (iv) the South Bow securities which each beneficially owned, directly or indirectly, or over which control or direction was exercised as of the date of this Circular. The information as to principal occupation, securities currently held, and directorships with other public issuers, not being within the knowledge of the Company, has been furnished individually by the respective directors.

Hal Kvisle

Independent Director and
Board Chair

Profile

Residence: Calgary, Alberta,

      Canada

Director since: March 2024

Age: 73

2025 Annual Meeting
Votes For:

96.51%

Board/Committee
Memberships

◾

Board of Directors

Biographical Information

Mr. Kvisle is a corporate director and the Board Chair of South Bow. He is a distinguished executive with more than 40 years of experience in the energy, utilities, and power sectors. He has held several executive roles with international exposure and has extensive experience in all facets of the energy value chain. Currently, Mr. Kvisle serves as a director and Board Chair for ARC Resources Ltd.

In his previous roles, Mr. Kvisle was CEO of Talisman Energy Inc., CEO of TC Energy, and founded and was President of Fletcher Challenge Energy Canada Inc. He was also Board Chair and director of Finning International Inc. and a director of Cenovus Energy Inc.

Education

Mr. Kvisle holds a Bachelor of Science degree in Engineering from the University of Alberta, Master of Business Administration and Honorary Doctor of Laws degrees from the University of Calgary, and an Honorary Doctor of Laws degree from Mount Royal University. Mr. Kvisle has also earned the F.ICD designation from the Institute of Corporate Directors.

Current Public Company Directorships
ARC Resources Ltd. (oil and gas, exploration, and production)
2025 Board and Committee Attendance		Board
		9/9
Equity Ownership
	Shares (#)	DSUs (#)
	30,000	20,736

|	17

Chansoo Joung

Independent Director

Profile

Residence: Jackson, Wyoming,

       United States

Director since: October 2024

Age: 65

2025 Annual Meeting
Votes For:

99.76%

Board/Committee
Memberships

◾

Board of Directors

◾

Audit Committee

◾

Governance and Risk
Committee

Biographical Information

Mr. Joung is a corporate director of South Bow. Having worked most of his career in the finance industry with various energy companies, Mr. Joung has gained a deep understanding of the unique challenges and opportunities of energy-related capital markets. Currently, Mr. Joung serves as a director of APA Corporation.

In his previous roles, Mr. Joung was a director of Magellan Midstream Partners, Targa Resources Partners LP, and Targa Resources Corporation. He was also a Partner and Senior Advisor at Warburg Pincus LLC, managing investments across the energy and clean energy sectors, and held increasingly senior positions at Goldman Sachs & Co., culminating as Head of the Americas Energy and Power investment banking group.

Education
Mr. Joung holds a Bachelor of Arts degree in Physics and a Master of Business Administration, with high distinction, from Dartmouth College, where he was an Edward Tuck Scholar.
Current Public Company Directorships
APA Corporation (oil and gas, exploration, and production)
2025 Board and Committee Attendance (1)	Board	Audit Committee	Governance and Risk Committee
	7/9	4/4	4/4
Equity Ownership
		Shares (#)	DSUs (#)
		—	6,772

Note: 1. Mr. Joung attended all regularly scheduled Board and committee meetings in 2025.

18	|

George Lewis

Independent Director

Profile

Residence: Toronto, Ontario,

      Canada

Director since: October 2024

Age: 65

2025 Annual Meeting
Votes For:

99.83%

Board/Committee
Memberships

◾

Board of Directors

◾

Audit Committee

◾

Governance and Risk
Committee (Chair)

Biographical Information

Mr. Lewis is a corporate director of South Bow and has extensive board experience. He has been a director of Legal & General Group Plc since 2018, where he chairs the Risk Committee. He also serves as a director and Chair of the Investment Committee for the Ontario Teachers’ Pension Plan, as a director and Chair of the Audit Committee for the AOG Group, and as a director and Chair of the Compensation and Human Resources Committee of James Richardson and Sons, Limited.

His previous board experience includes director and Chair of the Audit and Risk Committee for Ontario Power Generation Inc., director and Chair of the Audit Committee of Enbridge Income Fund Holdings Inc., and director of Cenovus Energy Inc. Mr. Lewis was also a member of the Royal Bank of Canada’s (“RBC”) Group Executive Committee. Over his 30-year tenure at RBC, he held various professional roles, including roles in investment banking, mergers and acquisitions, equity research, and portfolio management as well as executive roles in RBC’s Capital Markets, Banking, and Wealth Management and Insurance (Group Head) business segments.

Education

Mr. Lewis holds a Bachelor of Commerce degree from Trinity College at the University of Toronto and a Master of Business Administration from Harvard University. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA, FCA) and a CFA charterholder. Mr. Lewis has also earned the ICD.D designation from the Institute of Corporate Directors.

Current Public Company Directorships
Legal & General Group plc (insurer and asset manager)
2025 Board and Committee Attendance	Board	Audit Committee	Governance and Risk Committee
	9/9	4/4	4/4
Equity Ownership
		Shares (#)	DSUs (#)
		42,261	10,032

|	19

Leonard Mallett

Independent Director

Profile

Residence: Magnolia, Texas,

      United States

Director since: October 2024

Age: 69

2025 Annual Meeting
Votes For:

99.78%

Board/Committee
Memberships

◾

Board of Directors

◾

Human Resources Committee

◾

Safety, Environment and
Operations Committee

Biographical Information

Mr. Mallett is a corporate director of South Bow and brings a unique blend of engineering, operations, and project management expertise. Currently, Mr. Mallett serves as a director of Archrock Inc., holds a Board of Managers position at Bravo Infrastructure Group, and is a Principal Advisor to Bluebonnet Infrastructure.

In his previous roles, he was Executive Vice President and Chief Operations Officer of Summit Midstream GP, LLC and executive director and Interim CEO. Before that, he was Senior Vice President of Engineering at Enterprise Products Partners LP and Senior Vice President of Environmental Health and Safety. Mr. Mallett also served in roles of increasing responsibility at TEPPCO Partners LP, including Senior Vice President of Operations. He has also held formal leadership roles with the Pipeline Research Council International, the Office of Pipeline Safety, and the Clean Channel Association.

Education
Mr. Mallett holds a Bachelor of Science degree in Mechanical Engineering from Prairie View A&M University and a Master of Business Administration from Houston Baptist University.
Current Public Company Directorships
Archrock Inc. (energy infrastructure)
2025 Board and Committee Attendance	Board	Human Resources Committee	Safety, Environment and Operations Committee
	9/9	6/6	6/6
Equity Ownership
		Shares (#)	DSUs (#)
		—	11,788

20	|

Robert (Bob)

G. Phillips

Independent Director

Profile

Residence: Brenham, Texas,

      United States

Director since: October 2024

Age: 71

2025 Annual Meeting
Votes For:

99.78%

Board/Committee
Memberships

◾

Board of Directors

◾

Human Resources Committee

◾

Safety, Environment and
Operations Committee

Biographical Information

Mr. Phillips is a corporate director of South Bow and has been a pioneer and a supporter of the pipeline industry for many years.

Currently, Mr. Phillips serves as a director and Chair of the Personnel and Remuneration Committee of Enstor Gas Storage LLC, a U.S. natural gas storage company. Mr. Phillips also serves as a director of Western Midstream Partners, a leading Permian Basin natural gas gathering and processing company, where he serves on the Compensation Committee and Special Committee.

In his previous roles, Mr. Phillips served as Chairman and CEO of Crestwood Equity Partners LP from 2013 to 2023, as well as President from 2013 to 2022. Prior to that, he held leadership roles at several energy companies, including President and CEO of Enterprise Products Partners LP, Chairman and CEO of GulfTerra Energy Partners, and senior executive positions with El Paso Corporation. Mr. Phillips also held directorships at Pride International, Inc. and Bonavista Energy Corporation, and served on the National Petroleum Council, advising the U.S. Department of Energy, from 2021 to 2023.

Education

Mr. Phillips holds a Bachelor of Business Administration degree from the University of Texas at Austin and a Juris Doctorate from South Texas College of Law. Mr. Phillips also completed the INSEAD International Directors Program in 2025.

Current Public Company Directorships
Western Midstream Partners LP (midstream natural gas gathering and processing company)
2025 Board and Committee Attendance (1)	Board	Human Resources Committee	Safety, Environment and Operations Committee
	9/9	6/6	5/6
Equity Ownership
		Shares (#)	DSUs (#)
		2,000	6,019

Note: 1. Mr. Phillips attended all regularly scheduled Board and committee meetings in 2025.

|	21

Sonya Reed

Independent Director

Profile

Residence: Houston, Texas,

      United States

Director since: October 2024

Age: 52

2025 Annual Meeting
Votes For:

99.74%

Board/Committee
Memberships

◾

Board of Directors

◾

Governance and Risk Committee

◾

Human Resources Committee
(Chair)

Biographical Information

Ms. Reed is a corporate director of South Bow and also serves as a director and Chair of the Compensation Committee of DNOW Inc.

In her previous roles, Ms. Reed served as Senior Vice President and Chief Human Resources Officer at Phillips 66. In this capacity, she also had accountability for corporate communications and philanthropy. From 2011 to 2015, Ms. Reed was with General Cable Corporation, where she last served as Executive Vice President and Chief Human Resources Officer. Ms. Reed began her career at Zurich Financial Services, where she held several roles of increasing responsibility, the last of which was Vice President of Human Resources of their Latin American business. Ms. Reed has held advisory and board positions with non-profit organizations such as Girls Inc. and the Boys and Girls Club, and served as a Trustee of the Awty International School and the Energy Advisory Board of the University of Houston.

Education

Ms. Reed studied both at the University of Cambridge in England and the Universidad de Complutense in Spain. She is bilingual and holds a Bachelor of Science degree in Economics from Arizona State University.

Current Public Company Directorships
DNOW Inc. (downstream energy and industrial products distributor)
2025 Board and Committee Attendance	Board	Governance and Risk Committee	Human Resources Committee
	9/9	4/4	6/6
Equity Ownership
		Shares (#)	DSUs (#)
		—	12,791

22	|

Shannon

Ryhorchuk

Independent Director

Profile

Residence: Calgary, Alberta,

      Canada

Director since: October 2024

Age: 63

2025 Annual Meeting
Votes For:

99.81%

Board/Committee
Memberships

◾

Board of Directors

◾

Audit Committee (Chair)

◾

Safety, Environment and
Operations Committee

Biographical Information

Ms. Ryhorchuk is a corporate director of South Bow. In 2023, Ms. Ryhorchuk retired as a Partner of PricewaterhouseCoopers LLP (“PwC”), where she specialized in providing audit and assurance services primarily to Canadian and U.S. public entities in the energy and utilities industries. Ms. Ryhorchuk holds the distinction of being the former leader of PwC Canada’s National Independence Office and a member of PwC’s Global Network Independence leadership team. She also was the Managing Partner of the Calgary Assurance Practice and was a member of PwC Canada’s National Assurance Leadership Team.

Currently, Ms. Ryhorchuk serves as a director and Chair of the Finance, Audit and Risk Committee at Canadian Partnership Against Cancer, and serves as a director and Chair of the Finance and Audit Committee at WINS (Women in Need Society).

Education

Ms. Ryhorchuk holds a Bachelor of Commerce degree from the University of Saskatchewan and is a Fellow of the Institute of Chartered Professional Accountants (FCPA, FCA). She has also earned the ICD.D designation from the Institute of Corporate Directors.

Current Public Company Directorships
N/A
2025 Board and Committee Attendance	Board	Audit Committee	Safety, Environment and Operations Committee
	9/9	4/4	6/6
Equity Ownership
		Shares (#)	DSUs (#)
		2,030	7,273

|	23

Mary Pat

Salomone

Independent Director

Profile

Residence: Naples, Florida,

      United States

Director since: October 2024

Age: 65

2025 Annual Meeting
Votes For:

98.69%

Board/Committee
Memberships

◾

Board of Directors

◾

Human Resources Committee

◾

Safety, Environment and
Operations Committee

Biographical Information

Ms. Salomone is a corporate director of South Bow and has served as a director of TC Energy since 2013.

In her previous roles, Ms. Salomone served as a director of Intertape Polymer Group and Herc Rentals. She also held various executive roles at The Babcock & Wilcox Company (“B&W”), including Senior Vice-President and Chief Operating Officer. Prior to that, she was an officer at Marine Mechanical Corporation, which B&W acquired in 2007, including as President and CEO.

Ms. Salomone has held board and advisory roles with organizations such as the Youngstown State University Foundation, United States Enrichment Corporation, the Naval Submarine League, the Governor’s Workforce Policy Advisory Board in Ohio, and the Ohio Employee Ownership Center.

Education

Ms. Salomone holds a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She also completed the Advanced Management Program at Duke University’s Fuqua School of Business.

Current Public Company Directorships
TC Energy Corporation (energy infrastructure)
2025 Board and Committee Attendance (1)	Board	Governance and Risk Committee (2)	Safety, Environment and Operations Committee
	8/9	4/4	6/6
Equity Ownership
		Shares (#)	DSUs (#)
		900	6,019

Notes:

1.  Ms. Salomone attended all regularly scheduled Board and committee meetings in 2025.

2.  Beginning January 1, 2026, Ms. Salomone became a member of the Human Resources Committee and ceased to be a member of the Governance and Risk Committee.

24	|

Frances M. Vallejo

Independent Director

Profile

Residence: Houston, Texas,

      United States

Director since: October 2024

Age: 60

2025 Annual Meeting
Votes For:

99.77%

Board/Committee
Memberships

◾

Board of Directors

◾

Audit Committee

◾

Governance and Risk
Committee

Biographical Information

Ms. Vallejo is a corporate director of South Bow, and serves as a director of Expro Group Holdings N.V., and a director and Chair of the Governance and Social Responsibility Committee of Coterra Energy Inc., which she joined following her tenure as a director of Cimarex Energy Co.

In her previous roles, Ms. Vallejo was a director of Crestwood Equity Partners LP. She is also a former executive officer of ConocoPhillips, where she began her career. During her time at ConocoPhillips, she held various leadership roles, including Vice President of Corporate Planning and Development, Vice President and Treasurer, and several other positions in geophysical, commercial, and finance functions.

Outside of ConocoPhillips, Ms. Vallejo was a member of the Board of Trustees of Colorado School of Mines from 2010 to 2016 and is currently Chair of the Colorado School of Mines Foundation Board of Governors.

Education

Ms. Vallejo earned the CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University in 2023, and holds the NACD Directorship Certification (NACD.DC), the premier director designation in the United States. Ms. Vallejo holds a Bachelor of Science degree in Mineral Engineering Mathematics from Colorado School of Mines and a Master of Business Administration from Rice University, where she was named a Jones Scholar.

Current Public Company Directorships
Coterra Energy Inc. (oil and gas, exploration and production) Expro Group Holdings N.V. (energy services)
2025 Board and Committee Attendance	Board	Audit Committee	Governance and Risk Committee
	9/9	4/4	4/4
Equity Ownership
		Shares (#)	DSUs (#)
		—	6,019

|	25

Don Wishart

Independent Director

Profile

Residence: Vernon, British

      Columbia, Canada

Director since: October 2024

Age: 71

2025 Annual Meeting
Votes For:

99.78%

Board/Committee
Memberships

◾

Board of Directors

◾

Human Resources Committee

◾

Safety, Environment and
Operations Committee (Chair)

Biographical Information

Mr. Wishart is a corporate director of South Bow and also served as a director of Shawcor Ltd., serving as Chairman from 2018 to 2020, and as a director of Bruce Power from 2011 to 2023, serving as Chairman from 2014 to 2023.

In his previous roles, Mr. Wishart held positions of increasing responsibility at TC Energy, including Executive Vice President of Operations and Major Projects, Senior Vice President of Field Operations, and Senior Vice President of Project Development.

Education
Mr. Wishart holds a Bachelor of Science degree and a Master of Science from the University of Alberta. He has also earned the ICD.D designation from the Institute of Corporate Directors.
Current Public Company Directorships
N/A
2025 Board and Committee Attendance	Board	Human Resources Committee	Safety, Environment and Operations Committee
	9/9	6/6	6/6
Equity Ownership
		Shares (#)	DSUs (#)
		20,213	6,772

26	|

Bevin Wirzba

Non-independent Director

President and CEO of South Bow

Profile

Residence: Calgary, Alberta,

      Canada

Director since: October 2024

Age: 54

2025 Annual Meeting
Votes For:

99.82%

Board/Committee
Memberships

◾

Board of Directors

Biographical Information

Mr. Wirzba is the President and CEO of South Bow.

In his previous role, Mr. Wirzba was a member of the TC Energy Executive Leadership Team, overseeing the strategy and corporate development functions and leading TC Energy’s Canadian Natural Gas and Liquids transportation businesses. During his time at TC Energy, Mr. Wirzba was responsible for the successful mechanical completion of the Coastal GasLink pipeline project.

Mr. Wirzba currently serves as a director of the American Petroleum Institute. Before joining TC Energy, Mr. Wirzba served as Senior Vice President, Business Development and Capital Markets of ARC Resources Ltd., was Managing Director of RBC Dominion Securities, and served in multi-disciplinary roles across North America and internationally with Chevron Corp. Mr. Wirzba is a director of STARS.

Education

Mr. Wirzba holds a Bachelor of Science in Civil Engineering from the University of Alberta and a Master of Business Administration from the Edinburgh Business School. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA).

Current Public Company Directorships
N/A
2025 Board and Committee Attendance			Board
			9/9
Equity Ownership
Shares (#)	PSUs (#)	RSUs (#)	Options (#)
138,528	299,893	174,693	—

|	27

Collectively, as of the date of this Circular, the directors and executive officers of the Company own 359,643 Shares, representing approximately 0.17 per cent of Shares issued and outstanding.

None of the proposed directors is, as at the date hereof, or was within 10 years before the date hereof, a director, CEO, or chief financial officer (“CFO”) of any company, including South Bow, that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (a “Cease Trade Order”) that was issued while the proposed director was acting in the capacity as director, CEO, or CFO of such issuer; or (b) was subject to a Cease Trade Order that was issued after the proposed director ceased to be a director, CEO, or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO, or CFO.

None of the proposed directors: (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company, including South Bow, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of such director.

None of the proposed directors has been subject to any: (a) penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

28	|

CORPORATE GOVERNANCE

30	Responsibilities of the Board

31	Board Roles and Structure

34	Board Effectiveness, Composition, Education, and Renewal

37	Strategy

37	Governance

Corporate Governance

Responsibilities of the Board

Overview

South Bow believes responsible corporate governance practices build trust with the Company’s stakeholders and are foundational to generating long-term Shareholder value, including by promoting effective decision-making at the Board level and across the organization. South Bow, its Board, and Management are committed to implementing best practices in corporate governance and accountability.

The Board is responsible for the overall corporate governance of the Company, and the Board regularly monitors and seeks to improve the Company’s corporate governance practices through the evaluation of regulatory developments and the practices of South Bow’s peer companies.

South Bow is listed on the TSX and NYSE and complies with the corporate governance and other requirements of such stock exchanges, the requirements of the CBCA, and all other applicable Canadian and U.S. securities regulatory authorities. South Bow is a “foreign private issuer” for purposes of U.S. securities regulatory requirements, and accordingly, is permitted to follow home country (Canadian) practice rather than certain governance requirements set out in the NYSE rules, provided that South Bow discloses any significant differences between its governance practices and those required by the NYSE.

The Board carries out its mandate and exercises its duties directly and through its committees. The Board has four standing committees:

◾	Audit Committee
◾	Governance and Risk Committee
◾	Human Resources Committee
◾	Safety, Environment and Operations Committee

The Board has determined that all members of the Audit Committee are financially literate, and that Shannon Ryhorchuk, Chair of the Audit Committee, qualifies as an “audit committee financial expert” under applicable Canadian and U.S. securities laws, including the NYSE.

The full text of South Bow’s corporate governance guidelines, key policies, articles and bylaws, charters for the Board and each committee, and terms of reference for the Board Chair and CEO are available on the Company’s website at www.southbow.com/about/governance.

Key Governance Guidelines and Practices

Board Independence

✓  Independent, non-executive Board Chair

✓  Audit Committee, Governance and Risk Committee, and Human Resources Committee members must be independent, and majority of Safety, Environment and Operations Committee must be independent

✓  Majority of the Board must be independent; all directors except CEO are independent (under Canadian and U.S. securities laws)

✓  Scheduled in-camera sessions without Management and non-independent directors at all Board meetings

✓  Current average tenure <10 years; no director has served more than 10 years

Board Diversity	✓ Has four women on the Board and three directors who identify as racially or ethnically diverse ✓ Board tenure policy and Board Chair term policy supports diversity of tenure
Board Effectiveness

✓  Formal process for assessment of Board, committee, and director effectiveness

✓  Process for recruitment and refreshment of directors to ensure directors are qualified and can make a meaningful contribution to South Bow

✓  Ongoing director education program

✓  Clear, formally defined roles for Board and senior Management

✓  Ability of Board and committees to seek independent advice

Ethical Conduct and Shareholder Alignment

✓  Oversight of key policies, including Code of Business Ethics (“COBE”) and internal controls

✓  Significant equity ownership requirements for directors

✓  Formal policy on majority voting

✓  Monitoring of overboarding, board interlocks, and conflicts of interest

30	|

Board Roles and Structure

Board of Directors

The Board is comprised of 11 directors, 10 of whom the Board has determined are independent pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, and consistent with the applicable independence criteria of the regulations of the SEC and rules of the NYSE, being Hal Kvisle, Chansoo Joung, George Lewis, Leonard Mallett, Robert (Bob) G. Phillips, Sonya Reed, Shannon Ryhorchuk, Mary Pat Salomone, Frances M. Vallejo, and Don Wishart, making a majority of the members of the Board independent. Bevin Wirzba, as President and CEO of the Company, is not independent. These 11 directors are nominated for election at the Meeting.

The responsibilities of the Board and Management to act with due care in the best interests of South Bow and its Shareholders are well defined by law and both Management and the Board recognize their respective duties and obligations. South Bow’s independent directors regularly meet without the presence of non-independent directors and members of Management, and time is scheduled at each Board meeting for in-camera sessions.

The Board’s key priorities are strategy, risk management, governance, and leadership succession. Corporate objectives are reviewed by the Board throughout the year. The Board has the mandate, as set forth in its formal charter (the “Charter”), to approve the strategic direction of South Bow and to oversee its implementation by Management. To assist in fulfilling this responsibility, the Board has specifically recognized its responsibility for several areas, including:

◾	reviewing and approving South Bow’s strategic, operational, and capital plans;

◾	reviewing and evaluating the principal risks facing the Company and ensuring systems are in place to manage such risks;

◾	adopting and monitoring compliance with the Company’s significant policies, guidelines, and procedures and the Company’s internal control and management information systems; and

◾	developing and approving, together with the CEO and Human Resources Committee, the financial and operational objectives that the CEO is responsible for meeting.

Decisions regarding the ongoing day-to-day management of the Company are made by Management. The Board supports and encourages the members of Management in the performance of their responsibilities, and non-executive directors are encouraged to provide their counsel as needed. The Board meets regularly to review the strategy, business operations, risks, financial management and financial statements, human capital management, and ethical conduct of South Bow and also discharges, in part, its responsibility through the Board committees. The frequency of the meetings of the Board, as well as the nature of agenda items, change depending upon the state of South Bow’s affairs and in light of opportunities that arise, or risks which South Bow faces. In each fiscal year, South Bow intends to hold meetings of the Board at least once per fiscal quarter. When business requires that a Board meeting cannot be called within a reasonable time, decisions are made by written resolution signed by all directors.

The Board participates fully in assessing and approving strategic plans and considering key prospective decisions proposed by Management. To ensure that the principal business risks borne by South Bow are appropriate, the directors receive and comment on periodic reports from Management as to South Bow’s assessment and management of such risks. The Board regularly monitors the financial performance of South Bow, including receiving and reviewing periodic management reports. The Board, directly and through its Audit Committee, assesses the integrity of South Bow’s internal controls and information systems.

The independent directors of South Bow meet regularly to fulfill their responsibilities, including through in-camera sessions without the presence of non-independent directors and Management. During the year ended December 31, 2025, the independent directors of South Bow met without the presence of non-independent directors and Management at each of their regularly scheduled Board meetings. To facilitate open and candid discussion amongst the independent directors, members are encouraged to meet and discuss matters outside of the Board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

The attendance record for all Board meetings held during the year ended December 31, 2025 and all directorships with other public entities for each of the Company’s directors are set forth in Election of Directors of this Circular.

Position Descriptions

The Board is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted the Charter setting out the role and responsibilities of the Board, a copy of which is attached hereto as Schedule “A” to this Circular.

In order to delineate the roles and responsibilities of the Board Chair and the President and CEO, the Board has adopted written position descriptions for each of these positions.

|	31

Board Chair

The Board Chair, as an independent member of the Board and subject to the Chair’s continued annual election by South Bow’s Shareholders, is appointed for a renewable term of four years, which can be extended for such further period as may be deemed appropriate by the Board in its discretion. The Chair has the responsibility to: (i) act as the principal sounding board, counselor, and confidant for the CEO, including helping to review strategies, define issues, maintain accountability, build relationships, and is the primary conduit of independent director feedback to the CEO and the CEO’s feedback to independent directors; (ii) at the request of the CEO, provide advice on major policy issues; (iii) in cooperation with the CEO, assist in representing the Company in a general industry and community context; (iv) ensure the CEO is aware of concerns of the Board, Shareholders, other stakeholders, and the public; (v) lead the Board in monitoring and evaluating the performance of the CEO, ensure the accountability of the CEO, and ensure implementation of the Management succession and development plans by the CEO; (vi) assess, in conjunction with the Human Resources Committee and the Board, the performance of the CEO and other senior executive officers, and provide input with respect to compensation and succession; (vii) liaise closely with the CEO to ensure Management strategies, plans, and performance are appropriately represented to the Board; (viii) at the request of the CEO, provide assistance on major policy issues such as acquisitions, divestitures, and new strategic initiatives, while assisting in representing the Company at senior levels of industry or government to promote specific corporate objectives; and (ix) in times of crisis, align with the CEO to maintain the Company’s trust and confidence in the Board and Management to respond to the crisis.

With respect to the Board, the Chair has the responsibility to: (i) ensure the Board is aware of its obligations to the Company, Shareholders, Management, and other stakeholders, and to carry out such obligations pursuant to applicable law; (ii) chair Board meetings, facilitating open and constructive communications, ensuring all Board members contribute to effective Board discussions; (iii) establish, in conjunction with the Governance and Risk Committee, the frequency, length, and conduct of Board meetings, and review such matters from time to time, as considered appropriate or as requested by the Board; (iv) assist the Governance and Risk Committee in drawing up a slate of directors to be nominated for election to the Board and oversee the evaluation of skills and experience needed to maintain effective Board performance and assist in recruiting potential director candidates who have been identified and recommended by the Governance and Risk Committee; (v) recommend the committees of the Board and their composition, review the need for, and the performance and suitability of, those committees, and make such adjustments as are deemed necessary from time to time, all in conjunction with the CEO and the Governance and Risk Committee; (vi) ensure the coordination of the agenda, information packages, and related events for Board meetings in conjunction with the CEO, the CFO, and the Corporate Secretary; (vii) ensure the Board receives adequate and regular updates from the CEO on all issues important to the welfare and future of the Company; (viii) maintain a liaison and communication with all directors and committee Chairs to coordinate input from directors, and optimize the effectiveness of the Board and its committees; (ix) in collaboration with the CEO, ensure information requested by directors or committees of the Board is provided on a timely basis; and (x) in conjunction with the Governance and Risk Committee, review and assess director attendance, performance, and compensation, as well as the size and composition of the Board.

President and CEO

The President and CEO’s primary responsibilities include: (i) providing overall leadership and vision in developing, in concert with the Board, the Company’s strategic direction, the Company’s vision and values, and the tactics and business plans necessary to realize South Bow’s corporate objectives; (ii) managing the overall business to ensure strategic and business plans are effectively implemented within the authority limitations delegated by the Board, the results are monitored and reported to the Board, and financial and operational objectives are attained; (iii) managing the business to create sustainable long-term Shareholder value; and (iv) ensuring the identification and communication to the Board of all material risks along with management and mitigation plans and procedures.

The full text of the Board Chair and President and CEO position descriptions are available on South Bow’s website at www.southbow.com/about/governance.

Committee Chairs

The Board has also developed position descriptions for the Chair of each committee, which are presented in the committee charters, available on South Bow’s website at www.southbow.com/about/governance.

32	|

Board Committees

The Board performs the responsibilities in its Charter, in part, through the activities of its four committees. Each committee has a formal Charter that is reviewed and approved annually and can be obtained upon request of the Corporate Secretary of South Bow by e-mail at corporatesecretary@southbow.com or on the Company’s website at www.southbow.com/about/governance. Committees meet at least quarterly and committee membership is reviewed at least annually. Below is the current composition of the four committees of the Board and a summary of their key responsibilities.

Committee	Current Members	Summary of Responsibilities
Audit (1)	◾ Shannon Ryhorchuk (Chair) ◾ Chansoo Joung ◾ George Lewis ◾ Frances M. Vallejo

◾

Oversee the Company’s financial accounting and reporting processes

◾

Oversee the integrity of the financial statements

◾

Oversee the Company’s internal controls over financial reporting

◾

Oversee the external financial audit process

◾

Oversee compliance by the Company with legal and regulatory requirements

◾

Oversee the independence and performance of the Company’s internal and external auditors

Governance and Risk	◾ George Lewis (Chair) ◾ Chansoo Joung ◾ Sonya Reed ◾ Frances M. Vallejo

◾

Maintain and enhance the Company’s corporate governance practices

◾

Identify and recommend to the Board selection criteria and qualified individuals in respect of the composition of the Board and its committees

◾

Assess the performance of the Board, committees, Board Chair and committee chairs, and individual directors

◾

Oversee legal and risk management activities of the Company

Human Resources (2)	◾ Sonya Reed (Chair) ◾ Leonard Mallett ◾ Robert (Bob) G. Phillips ◾ Mary Pat Salomone ◾ Don Wishart

◾

Review and approve goals and objectives, and evaluate the performance against these goals and objectives for the CEO and senior executive officers

◾

Oversee the total compensation to be awarded to the CEO and senior executive officers

◾

Review and monitor enterprise-level management development and succession management programs, practices, and detailed plans

◾

Review and approve the Company’s human resources philosophy, policies, and compensation and benefit plans and programs as they pertain to the Company’s strategy

Safety, Environment and Operations	◾ Don Wishart (Chair) ◾ Leonard Mallett ◾ Robert (Bob) G. Phillips ◾ Shannon Ryhorchuk ◾ Mary Pat Salomone

◾

Monitor South Bow’s performance with respect to health, safety, and environmental systems, programs, and activities

◾

Review environmental, safety, and operational performance metrics and targets

◾

Oversee the Company’s compliance with applicable health, safety, and environmental laws and regulations

Notes:

1.

The text of the Audit Committee Charter and other disclosure with respect to South Bow’s Audit Committee required pursuant to Form 52-110F1 – Audit Committees is provided in Audit Committee Information and Appendix “A” – Audit Committee Charter of the Company’s most recent AIF dated March 13, 2026, available on South Bow’s website at www.southbow.com, available under South Bow’s SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the SEC at www.sec.gov.

2.	Beginning January 1, 2026, Ms. Salomone became a member of the Human Resources Committee and ceased to be a member of the Governance and Risk Committee.

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Board Effectiveness, Composition, Education, and Renewal

Board Effectiveness

The Governance and Risk Committee is responsible for implementing processes for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of South Bow’s directors.

The Governance and Risk Committee monitors the performance of the Board and its committees, and considers whether the current mix of directors’ skills, expertise, experience, and effectiveness appropriately supports achieving South Bow’s strategic goals, while carrying out the mandate of the Board.

The Governance and Risk Committee has adopted a formal process to assess the effectiveness of the Board, each committee, Board and committee chairs, and directors individually. Annually, the Governance and Risk Committee seeks feedback via a formal questionnaire on Board and committee effectiveness and reviews the skills of individual directors in the context of the overall committee and Board mix. This assessment is supplemented by individual conversations between directors and the Board Chair and Chair of the Governance and Risk Committee to seek additional feedback on Board, each committee, and director effectiveness. The combined feedback received is reported to the Governance and Risk Committee Chair to review with the Governance and Risk Committee, the Board Chair, and the Board.

Every three years, the Governance and Risk Committee will engage a third-party advisor to support an in-depth assessment of the effectiveness of the Board, its committees, the Board Chair and committee chairs, and individual directors. The feedback will be reported to the Governance and Risk Committee Chair to review with the Governance and Risk Committee, the Board Chair, and the Board. Following the robust director selection process associated with the Spinoff of South Bow in 2024, the first third-party supported assessment is expected to be conducted in late 2026.

Director Skills Matrix

The Board believes a broad range of skills and expertise is necessary for the Board to effectively discharge its responsibilities. Specific skills and expertise must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time and engagement to Board affairs. The Governance and Risk Committee uses the director skills matrix as part of its assessment of the strengths and adequacy of the composition of the existing Board, as well as assisting with the recruitment process for new directors. The Governance and Risk Committee has determined that there are currently no gaps in the necessary skills for effective board oversight at South Bow.

The following skills matrix outlines the knowledge, experience, and backgrounds of the directors.

	Hal Kvisle (Board Chair)	Chansoo Joung	George Lewis	Leonard Mallett	Robert (Bob) G. Phillips	Sonya Reed	Shannon Ryhorchuk	Mary Pat Salomone	Frances M. Vallejo	Don Wishart	Bevin Wirzba

BUSINESS EXPERIENCE

Accounting and Audit		✓	✓	✓	✓		✓		✓		✓

Capital Markets and Mergers and Acquisitions (“M&A”)		✓	✓		✓				✓		✓

Chief Executive Officer	✓		✓	✓	✓						✓

Energy, Pipelines, and Midstream	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Enterprise Risk Management	✓		✓		✓	✓	✓		✓

Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Government, Regulatory, and Stakeholder Relations	✓	✓	✓		✓	✓					✓

Human Resources and Compensation	✓		✓	✓	✓	✓		✓		✓

Major Projects	✓			✓	✓			✓		✓	✓

Operations, Health, Safety, Sustainability, and Environment				✓	✓			✓		✓	✓

Strategy and Leading Growth	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

34	|

◾	Accounting and Audit: Expertise in financial statements and financial reporting matters, and an understanding of critical accounting policies and issues relevant to internal and external audit.

◾	Capital Markets and M&A: Expertise in debt and equity capital markets, banking, and investor relations. Expertise in complex M&A and similar transactions.

◾	Chief Executive Officer: CEO of a large public company or a large, complex organization.

◾	Energy, Pipelines, and Midstream: Expertise in midstream energy infrastructure, including liquids and natural gas pipelines, natural gas storage, LNG, and upstream crude oil and natural gas markets.

◾

Enterprise Risk Management: Expertise in enterprise risk management frameworks, systems, processes, and tools used to identify, assess, and manage enterprise risks and opportunities; includes cybersecurity and other technology risk oversight.

◾	Governance: In-depth understanding of corporate governance best practices.

◾

Government, Regulatory, and Stakeholder Relations: Government and public policy acumen, including the legal and regulatory environments in North America. Experience with stakeholder management and engagement.

◾

Human Resources and Compensation: A thorough understanding of succession planning, talent management, organizational development, and compensation programs, including experience with implementing inclusion and diversity initiatives.

◾	Major Projects: Expertise in managing large, complex projects.

◾

Operations, Health, Safety, Sustainability, and Environment: Expertise in operating assets in a cost-effective, reliable, and efficient manner, with a mindset of continuous improvement, including expertise in assessing and managing health, safety, and environmental compliance obligations. Experience in overseeing sustainability in operations.

◾

Strategy and Leading Growth: Expertise in driving strategic insight and direction, encouraging innovation and conceptualizing strategic risks and opportunities, including the ability to assess emerging technologies and related potential for innovation.

Orientation and Continuing Education

South Bow has established an orientation and education program for Board members designed to ensure that new directors become and stay familiar with the Company and its business and operations. New directors are provided with an orientation and education program that includes written information about the duties and obligations of directors, the business and operations of the Company, key governance and human resources documents, documents from recent Board meetings, and opportunities for meetings and discussion with senior Management and other directors. The Governance and Risk Committee’s role is to ensure every director possesses the capabilities, expertise, attributes, and knowledge required to fulfil their duties adequately. From time to time, South Bow arranges on-site tours of its operations for its directors.

The Governance and Risk Committee also is tasked with ensuring that all new directors fully understand the role of the Board and its committees, as well as the contributions individual directors are expected to make, including the commitment of time and resources South Bow expects from its directors. All new directors are expected to understand the nature and operation of South Bow’s business.

Building on the education activities conducted as part of the Board’s establishment in 2024, Management and the Governance and Risk Committee prioritized ongoing education about South Bow’s business as well as broader economic, industry, competitive, and regulatory themes in 2025. Directors participated in in-depth sessions on South Bow’s business and strategy, as well as deep-dives led by committees into specialized areas such as safety, operations, and finance. To maximize engagement and knowledge sharing, the Board scheduled sequential committee meetings, enabling all directors to attend committee meetings and benefit from these discussions.

While South Bow has not established a formal education program for its directors, the Governance and Risk Committee provides continuing education opportunities for all directors so individuals may maintain or enhance their skills and abilities as directors, and to ensure their knowledge and understanding of South Bow’s business and operations remains current. In addition, South Bow provides each director with a $6,000 budget every two years to partake in appropriate external educational opportunities. All directors are also given memberships to the National Association of Corporate Directors and the Institute of Corporate Directors.

|	35

Over the course of 2025, the Board received in-depth presentations from Management and external experts, scheduled as either extended sessions within regular meetings or as separately scheduled special briefing sessions. Some examples of specific presentations to the Board in 2025 include:

Date	Description	Board or Committee

March 4	South Bow’s Commercial and Competitive Environment	Board

March 5	Site Tour of South Bow’s Houston Tank Terminal and Safety Presentation	Board

May 7	Economic Landscape and Trends*	Board members: Mr. Kvisle, Mr. Joung, Mr. Lewis, Mr. Mallett, Mr. Phillips, Ms. Ryhorchuk, Ms. Salomone, Mr. Wirzba

May 14	Canadian Political Landscape Post-Election*	Board

June 17	Investor Perspective: South Bow*	Board

June 17	South Bow Control Room Tour	Board

August 5	Strategic Transaction Considerations*	Board

August 6	Oilsands Deep-dive*	Board

November 12	South Bow’s U.S. and Canada Regulatory Framework Session	Board

*	Denotes presentation from external speaker

In 2025, certain Board members participated in the following education sessions independently, outside of scheduled Board meetings:

Date	Description	Board Member

January 22	Technology Leadership in the Boardroom	Ms. Vallejo

January 22	Ask the Experts - Hot Topics in Corporate Governance	Ms. Vallejo

February 6	Climate and Sustainability: Risks and Opportunities	Ms. Vallejo

February 10	Edelman Trust Barometer 2025	Ms. Vallejo

February 12	Board Resolutions Series: 2025: Projections, Elections and Energy	Mr. Wirzba

February 13	The Executive Compensation Landscape ‘25	Ms. Vallejo

February 24	Citi Energy Executive Summit	Mr. Wirzba

March 13	How Digital Assets Will Affect Boardroom Decisions in 2025	Ms. Vallejo

March 26	2025 Baker Botts Board Forum	Ms. Vallejo

April 15	How do Corporate Boards Lead in the Age of AI?	Ms. Reed

April 21	Veteran’s Cohort: Leadership in Business	Ms. Vallejo

June 3	How Business Governance is Changing and Why It Matters	Ms. Reed and Ms. Salomone

July 29	Prepping for the Fall: Top Takeaways from the Proxy Season	Ms. Reed

October 12	CPP Investments CEO Energy Summit	Mr. Wirzba

October 22	U.S./Geopolitical Risk	Mr. Lewis

November 6	Omaha Board Culture & Currency of Trust	Ms. Vallejo

November 19	Ask the Experts - Hot Topics in Corporate Governance	Ms. Vallejo

November 25	Board Resolutions - Cross Border Transactions	Mr. Wirzba

December 3	Proxy Season - Trends/Preparing for 2026	Ms. Salomone

December 4	Board Oversight in the Age of AI	Ms. Salomone

December 17	INSEAD International Directors Program	Mr. Phillips

Director Term Limits and Other Mechanisms of Board Renewal

The Board believes having experienced directors who are familiar with the business of the Company must be balanced with the need for renewal and fresh perspectives. Pursuant to South Bow’s Corporate Governance Guidelines, a copy of which is available on South Bow’s website at www.southbow.com/about/governance, directors are eligible to serve a maximum of

36	|

12 years on the Board. We believe that this term limit policy, combined with individual director assessments and the Board evaluation process, enables the Board to confirm that effective directors with relevant skills are nominated for election and allow the Board to properly conduct its succession and Board refreshment planning with reference to its skills, diversity, and expertise requirements. The Board reserves the right, upon recommendation of the Governance and Risk Committee, to apply discretion to permit a current director or director nominee to stand for election for one year beyond the term limit. The Governance and Risk Committee also reviews events or matters that may trigger resignation or retirement of directors, such as changes in principal occupation, board interlocks, and other relevant circumstances. South Bow believes that this approach enables appropriate decision-making regarding the composition of the Board and senior executive officers based on what is in the best interests of the Company and its Shareholders.

Nomination of Directors

The Board has the ultimate responsibility for the assessment, appointment, and nomination of directors, performing this function with the assistance of the Governance and Risk Committee. The Governance and Risk Committee, working with the Board Chair, has accountability for Board, committee, and director succession planning. The Governance and Risk Committee has the responsibility for assessing potential nominees, screening their qualifications against the current skill and experience requirements of the Board and committees, and making recommendations to the Board. Each year, the Governance and Risk Committee reviews Board and committee composition and the general and specific criteria applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board to ensure an effective mix of skills, characteristics, and experience to guide and support South Bow’s long-term strategy and ongoing business operations. This review considers the desirability of maintaining a balanced diversity of backgrounds, skills, and experience, and of personal characteristics such as age, gender, and the geographic experience of the directors.

In addition, a review of potential Board candidates includes an assessment of independence under Canadian and U.S. securities legislation and applicable stock exchange rules, review of board interlocks and related conflicts of interest, and an analysis under applicable antitrust laws.

Strategy

Strategic Planning and Performance Oversight

The Board oversees the development and execution of South Bow’s long-term strategy and shorter-term financial and operational objectives and initiatives. The Board participates in strategic planning sessions to ensure that Management develops appropriate corporate strategic objectives and that performance relative to these objectives is monitored over time. Management is responsible for the development of South Bow’s corporate strategy, while the Board’s role is to review, challenge, validate, and approve the strategy and any material changes to the Company’s strategy. The Board holds extended, dedicated strategy sessions annually, with the next session anticipated to be held in June 2026. In addition, Board meetings regularly include a discussion of strategic topics and a review of strategic risks and opportunities.

Annually, Management recommends capital and operating budgets for the following fiscal year for Board approval. Any significant changes to the budget throughout the year are reviewed and approved by the Board, with the Board receiving quarterly updates on South Bow’s financial and operational performance. The Board reviews and approves a corporate scorecard as a tool to align and assess performance amongst the Board, Management, and employees broadly.

Risk Management

The Board is responsible for oversight of the identification of the principal risks of the business on an ongoing basis and for ensuring that Management has implemented appropriate strategies to manage and monitor these risks. The Board is responsible for understanding and counseling on key risk decisions, which includes comprehending the appropriate balance between risks and benefits. The Governance and Risk Committee has been delegated responsibility to oversee South Bow’s enterprise risk management program and activities, including ensuring appropriate management systems are in place to identify, monitor, report on, and manage risks, in addition to providing Board oversight of South Bow’s risk management policies, programs, and practices. The Board and its committees receive regular updates on South Bow’s top risks and risk management, including quarterly updates on financial, commercial, operational, artificial intelligence (“AI”) and cybersecurity, and regulatory and compliance-related risks.

Governance

Ethical Business Conduct

The Board has adopted a written COBE for its directors, executive officers, employees, and consultants, a copy of which is given to each new director at the time of appointment and is available on the Company’s website at www.southbow.com/about/governance. The Audit Committee is responsible for assisting the Board in dealing with conflicts of interest issues, reviewing and reassessing the adequacy of the COBE annually, and recommending changes to the COBE to the Board. The COBE is intended to:

◾	promote honest and ethical conduct and manage conflicts that may arise;

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◾

promote full, fair, accurate, timely, and understandable disclosure to the public, including South Bow’s periodic reports required to be filed with the Canadian and U.S. securities regulatory authorities;

◾	promote compliance with applicable governmental rules and regulations;
◾	provide guidance to directors, executive officers, and personnel of the Company to help them recognize and deal with ethical issues;
◾	commit to the promotion and protection of, and respect for, human rights, including in South Bow’s supply chains;
◾	provide a mechanism to report unethical conduct; and
◾	help foster a culture of honesty and accountability.

On the commencement of employment with South Bow and annually thereafter, all active South Bow employees and contingent workers are required to complete mandatory COBE training, and certify compliance with the COBE. Directors must also certify their compliance with the COBE annually.

The COBE provides guidance on the confidential and anonymous means whereby individuals can report concerns related to compliance with applicable laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices, and other matters relating to fraud against stakeholders of the Company. The Board promotes an environment of ethical behaviour by encouraging directors, executive officers, and employees to report any violations of the policy. South Bow also engages an independent corporate whistleblower service to provide a secure, confidential, and at the reporter’s election, anonymous platform for concerned individuals, including employees and contractors, to raise issues they believe may have a legal, ethical, or compliance impact on the Company, its employees, or stakeholders.

Certain directors of South Bow serve as directors or executive officers of other reporting issuers or have significant shareholdings in other companies. To the extent that such other companies may participate in business ventures in which the Company may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. A director who is in a position where their private interests might conflict with the interests of South Bow or may have an adverse effect on the director’s motivation or the proper performance of their job must notify the Chair of the Audit Committee of the existence of an actual or potential conflict of interest. In the event that such a conflict of interest arises at a meeting of the Board, the director who has such a conflict is obligated to disclose the interest and to refrain from discussing and from voting for or against the approval of such matter. Any director who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect of same if the interest is material as required by the CBCA.

In considering related party transactions, the Board and Management, if applicable, will assess the materiality of related party transactions on a case-by-case basis with respect to both the qualitative and quantitative aspects of the proposed related party transaction. South Bow executive officers and employees are similarly required to disclose all actual or potential conflicts of interest and to protect the Company’s confidential information and business opportunities.

To help ensure conflicts of interest are dealt with appropriately, directors that are conflicted will refrain from discussing and voting on those matters. Individual directors and committees may, in appropriate circumstances, engage independent professional advice at the expense of the Company. The Board and Board committees also have access to senior Management, although contact is usually in the context of committee responsibilities.

Related party transactions in the normal course of business are subject to the same processes and controls as other transactions; that is, they are subject to standard approval procedures and Management oversight but will also be considered by Management for reasonability against fair value determined on an arm’s length basis. Related party transactions that are found to be material are subject to review and approval by the Company’s Audit Committee, which is comprised of independent directors.

The Board is committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has approved the Company’s Public Disclosure and Insider Trading Policy to set guidelines for the Company and its directors, executive officers, employees, and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

The Company has adopted an Avoiding Bribery and Corruption Policy to provide guidance to help ensure the Company, together with its directors, executive officers, employees, consultants, and contractors, conducts its business in an honest and ethical manner, reflecting the highest standards of integrity and in compliance with all relevant laws and regulations applicable to it and in compliance with anti-corruption legislation applicable to the Company and its subsidiaries.

The Company has adopted an Equal Employment Opportunity and Non-discrimination Policy and Harassment-free Workplace Policies in Canada and the U.S to facilitate an environment that is free from unlawful discrimination and harassment. All individuals within the organization are required to conduct themselves in a professional and appropriate manner and refrain from engaging in discrimination or harassment.

The Public Disclosure and Insider Trading Policy, Avoiding Bribery and Corruption Policy, Equal Employment Opportunity and Non-discrimination Policy, and Harassment-free Workplace Policies in Canada and the U.S. were adopted by South Bow to encourage and promote a culture of ethical business conduct as described above. Copies of these policies are available on the Company’s website at www.southbow.com/about/governance.

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Diversity

South Bow is committed to maintaining Board diversity by actively seeking qualified candidates who meet diversity criteria founded on a merit-based system for Board composition.

Consistent with Canadian corporate law and market practice, and in accordance with the requirements of the CBCA, South Bow has adopted a formal Board Diversity Policy, including a goal of having 30 per cent women on its Board and at least one director who identifies as racially or ethnically diverse. As of the date of this Circular, 36 per cent of South Bow’s directors were women and 27 per cent identified as racially or ethnically diverse. When identifying new candidates for nomination to the Board, the Governance and Risk Committee takes into account a variety of factors, including the judgment, skill, integrity, reputation, and experience, both in business and otherwise, of the candidate, the number of other boards or other organizations with which the candidate is involved, and with due consideration given to diversity of gender, sexual orientation, age, race, ethnicity, nationality, cultural background, and other factors the Governance and Risk Committee sees fit.

The CBCA also requires diversity disclosure for directors and members of senior Management for four “designated groups”, being: women; members of visible minorities; Indigenous peoples; and persons with disabilities.

For CBCA purposes, “members of senior management” is defined to include the Board Chair, who is an independent director and not a member of Management, as well as “executive officers” as defined in National Instrument 51-102 – Continuous Disclosure Obligations. South Bow’s “executive officers” consist of 11 officers: the President & CEO, three Senior Vice-Presidents and seven Vice-Presidents. The representation, as self-identified, for these four designated groups, as at the date of this Circular is:

◾	Four of South Bow’s 11 (36 per cent) director nominees are women. Two of 12 (17 per cent) “members of senior management” are women.

◾	Three of South Bow’s 11 (27 per cent) director nominees self-identify as a member of a visible minority. None of the 12 “members of senior management” self-identify as a member of a visible minority.

◾

One of South Bow’s 11 (nine per cent) director nominees self-identify as a person with disabilities. One of 12 (eight per cent) “members of senior management” self-identify as a person with disabilities.

◾	None of South Bow’s 11 director nominees self-identify as an Indigenous person. None of the 12 “members of senior management” self-identify as an Indigenous person.

The Board is responsible for attracting and retaining highly qualified executives with the necessary experience and perspective to advance South Bow’s strategic objectives. The Board aims to ensure that the executive team supports the organization’s values, culture, and organizational goals.

The Board acknowledges the advantages of diverse management teams, which utilize various skills, expertise, and industry experience, and benefit from different perspectives.

South Bow is committed to fostering a safe, healthy, and inclusive workplace, where every team member feels respected and empowered. A workforce rich with diverse ideas, backgrounds, and perspectives drives innovation and advances South Bow’s priorities. It also helps deliver on South Bow’s social responsibilities, by building strong trust-based relationships with customers, partners, and communities. South Bow is focused on attracting, engaging, and developing its workforce through practices such as leadership programs, succession planning for critical roles, career development, and mobility across the organization. South Bow’s core values guide the Company’s inclusive practices and policies that promote health, safety, respect, and inclusion, supported by benefits that meet the diverse needs of the Company’s employees.

Environmental and Social Oversight

At South Bow, safe and responsible delivery of energy is core to the Company’s vision and values, guiding effective decision-making and engagement with stakeholders.

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The Board provides governance around sustainability, overseeing South Bow’s overall sustainability strategy and performance management, including the integration of environmental and social considerations into the Company’s long-term strategic planning. The following outlines the Board and committee oversight of sustainability-related matters:

Board of Directors Oversees strategy, including with respect to sustainability. Delegates specific oversight to committees:
Audit	Human Resources	Governance and Risk	Safety, Environment and Operations

Oversees financial impacts from sustainability-related issues, including:

◾ Cybersecurity

◾ Access to capital

◾ Access to insurance

◾ Monitoring applicable regulatory changes

◾ Sustainability issues and financial disclosures

Oversees human resources and compensation matters impacting and impacted by sustainability-related issues, including:

◾ Talent management strategies, including with respect to high-potential and diverse employees

◾ Compensation and performance metrics

◾ Culture and employee engagement

◾ Health and wellness

◾ Monitoring applicable regulatory changes

Oversees governance of sustainability and risk matters, including:

◾ Allocating oversight of sustainability risks to appropriate committees

◾ Lobbying, advocacy, and political contributions

◾ Monitoring applicable regulatory changes

◾ Policies and reporting related to sustainability and public policy, including Indigenous and tribal rights and relationships, human rights, and stakeholder engagement

◾ Review of strategy and structure of legal and compliance functions

Oversees the safe and responsible operations of South Bow’s assets, including:

◾ Critical incidents impacting South Bow’s people, assets, or operations

◾ Environmental and safety monitoring and performance

◾ Mitigating actions to manage operational sustainability risk, including safety and environmental matters

◾ Physical and information security, operational technology, including AI, and operational threats

◾ Safety, environmental, and operational aspects of voluntary sustainability reporting

◾ Monitoring applicable regulatory changes

Information Security, Artificial Intelligence, and Cybersecurity Risk Oversight

The Audit Committee oversees information security and cybersecurity risk. The Safety, Environment and Operations Committee oversees information security and operational technology risk, including AI. To keep the Audit Committee and Safety, Environment and Operations Committee informed of these risks, Management provides quarterly updates on the Company’s security matters and discloses cybersecurity incidents, threat intelligence, phishing exercise effectiveness, and vulnerabilities. The Company’s robust program identifies and mitigates cybersecurity risks by strengthening its people’s skills, processes, and technology, including the ethical, responsible, and innovative use of AI and AI platforms.

Governance, Risk, and Compliance

South Bow’s cybersecurity threat management program adheres to industry standards, including those set by the National Institute of Standards and Technology, and regulatory requirements. The South Bow framework is underpinned by policies, standards, and procedures that specify how system security is managed, ensuring South Bow’s operational technology and information system assets are equipped with the appropriate architecture, processes, and controls to safeguard against cybersecurity threats.

Security Operations, Defense, and Response

South Bow’s security operations centre monitors potential threat activities and is structured to respond to alerts at all times. South Bow believes a layered defense approach reduces the impact of potential incidents and improves the Company’s ability to detect and respond to cybersecurity alerts. In 2025, following the Spinoff, Management provided regular updates to both the Audit Committee and the Safety, Environment and Operations Committee on the plan and establishment of the standup of South Bow’s standalone supervisory control and data acquisition control system.

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Stakeholder Awareness and Training

South Bow maintains a comprehensive cybersecurity training and awareness program. Formal cybersecurity training is incorporated into the corporate training curriculum and is to be completed upon hiring and annually thereafter. Employees engage in regular security awareness education, including monthly exercises designed to strengthen their ability to identify and report on physical and information-related security risks, including suspicious phishing e-mails. Acceptable usage training is conducted annually.

South Bow engages independent third parties to assess its cybersecurity threat management program and to evaluate its ability to protect, respond, and recover from potential threats. Additionally, the Company actively monitors any potential cybersecurity risks. The Company has cyber-related insurance in place and, to the best of its knowledge, has not experienced an information security breach as of the date of this Circular.

Artificial Intelligence Oversight

Aligned with South Bow’s policies pertaining to privacy and acceptable use of technology, South Bow maintains an Artificial Intelligence Policy, providing guiding principles for the ethical, responsible, and innovative use of AI platforms, tools, and features at South Bow. The policy, and associated training programs, aim to leverage AI to create value and improve efficiency, while ensuring associated risks are identified and managed. The Safety, Environment and Operations Committee receives periodic updates from Management on the application of AI in the Company’s operations.

Majority Voting and Advance Notice Policies

South Bow has adopted a majority voting policy (the “Majority Voting Policy”) such that a director must tender their resignation if they receive more “against” votes than “for” votes at any uncontested meeting of the Shareholders at which directors are elected, and that their resignation takes effect upon acceptance by the Board. The Majority Voting Policy aligns with the majority voting requirements under the CBCA and provides that, in director elections where the number of nominated directors is the same as the number of director positions available (an uncontested election), each candidate is elected only if the number of votes cast in their favour represents a majority (50 per cent plus one vote) of the votes cast for and against them by the Shareholders who are present in person or represented by proxy at the meeting and voted on the election of directors. Unelected incumbent directors who fail to achieve a majority vote may continue in office until the earlier of the: (a) ninetieth day after the election; and (b) day on which their successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the Shares represented in person or by proxy at the meeting and voted on the election of directors.

Directors are elected at each annual meeting of Shareholders, and nominations for directors are required to be made in accordance with the Company’s advance notice policy (the “Advance Notice Policy”). The Advance Notice Policy relates to the nominations of the directors of the Company, which establishes a framework for advance notice of nominations of persons for election to the Board. The Advance Notice Policy sets deadlines of a prescribed number of days before a Shareholder meeting for a Shareholder to notify South Bow of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice Policy applies at an annual or special meeting of Shareholders that was called to elect directors, whether or not the meeting was also called for other purposes, and may be waived by the Board. It does not affect the ability of Shareholders to requisition a meeting or make a proposal under the CBCA.

In the case of an annual meeting of Shareholders, notice to the Company pursuant to the Advance Notice Policy must be given not less than 30 days before the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date. In the case of a special meeting, which is not also an annual meeting, of Shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company pursuant to the Advance Notice Policy must be given not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. In the case of an annual meeting of Shareholders or a special meeting of Shareholders called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access is used for delivery of proxy-related materials, notice to the Company pursuant to the Advance Notice Policy must be given not less than 40 days before the date of the annual meeting of Shareholders or the special meeting of Shareholders (but in any event, not prior to the Notice Date); provided, however, that in the event that the annual meeting of Shareholders or special meeting of Shareholders is to be held on a date that is less than the Notice Date on which the first public announcement of the date of the annual meeting or special meeting of Shareholders was made, notice by the nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date for an annual meeting, and not later than the close of business on the fifteenth day following the Notice Date for a special meeting.

As of the date of this Circular, the Company had not received any additional director nominations for the Meeting.

A copy of the Advance Notice Policy is available within the Company’s bylaws, which can be found on South Bow’s website at www.southbow.com/about/governance.

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DIRECTOR COMPENSATION

43	Objective of Director Compensation

43	Director Compensation Policies and Approach

45	Outstanding Share-based Awards

46	Director Equity Ownership

Director Compensation

Objective of Director Compensation

The main objective of South Bow’s director compensation program is to attract and retain individuals who possess a broad range of experience, skills, attributes, and strategic expertise to fulfil their responsibilities as directors, while ensuring market-competitive compensation and aligning directors’ interest with the short- and long-term interests of South Bow and its Shareholders.

Director Compensation Policies and Approach

The Board consists of 11 directors, of which 10 are non-executive and independent. The non-executive directors are compensated in accordance with guidelines established by the Governance and Risk Committee.

The Governance and Risk Committee engages independent advisors to benchmark South Bow’s approach to compensation against companies with which South Bow competes for talent. Willis Towers Watson plc (“WTW”) was retained in January 2024 to, among other things, provide benchmarking data in respect of director compensation. WTW also provides ongoing executive compensation and pension and benefits consulting services to South Bow. See Compensation Discussion and Analysis – 2025 Compensation Program Summary – Independent Advice of this Circular for a description of the nature of the services provided by WTW in respect of executive compensation and details of the fees paid to WTW by South Bow in each of 2025 and 2024. The director compensation peer group is the same peer group used for the named executive officer (“NEO”) compensation peer group (see Compensation Discussion and Analysis – Role of Peer Groups of this Circular). The Governance and Risk Committee monitors director compensation practices among Canadian and U.S. energy infrastructure and resource-based companies and considers whether any modifications are required to the Board compensation philosophy or approach. A formal market benchmarking review of director compensation is conducted every two years, with the next comprehensive review to occur in 2026 for 2027 director compensation. There were no changes to director compensation in 2025.

South Bow maintains a flat-fee compensation program, consisting of an annual retainer comprised of cash and equity, and additional compensation for being the Board Chair or the chair of a committee, as described in the table below. Under this flat-fee structure, no additional fees are paid for attending Board or committee meetings or for participation in other meetings, and directors do not receive travel per diems or compensation for travel time. This streamlined fixed retainer approach recognizes that meeting attendance is a minimum expectation, simplifies the administration of Board compensation, and provides for greater predictability in forecasting Board compensation expense. The annual retainer is delivered through a mix of cash and share-based awards in the form of deferred share units (“DSUs”). On an annual basis, directors may elect to receive all or a portion of their retainer as DSUs. Cash and equity retainers are paid quarterly in arrears, commencing on the date of appointment to the Board and, if applicable, the effective date of appointment as Board Chair or committee chair.

Mr. Wirzba is compensated in his role as CEO and does not receive director compensation.

The following table summarizes South Bow’s 2025 annualized Board compensation arrangements.

Compensation Component	Annual Value ($)	Form (1)

Board Chair retainer	350,000 (2)	Minimum of $180,000 in DSUs, remainder in cash, at the Board Chair’s election

Board member retainer	235,000	Minimum of $120,000 in DSUs, remainder in cash, at the director’s election

Additional retainer – Audit Committee Chair	25,000	DSUs

Additional retainer – Governance and Risk Committee Chair	15,000	DSUs

Additional retainer – Human Resources Committee Chair	20,000	DSUs

Additional retainer – Chair of the Safety, Environment and Operations Committee	15,000	DSUs

Notes:

1.	Canadian resident directors receive their cash compensation, translated to Canadian dollars, based on the exchange rate at the time of payment.
2.	The Board Chair does not receive any other retainer.

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The equity portion of director compensation is delivered in the form of DSUs under the Company’s Deferred Share Unit Plan. The Company has adopted DSUs as the preferred approach in ensuring a significant portion of the total Board compensation is equity-based. DSUs are notional Shares that have the same value at any given time as Shares; however, they do not entitle the participant to any voting rights and are non-dilutive to Shareholders. DSUs accrue dividend-equivalent units when dividends are paid on Shares. DSUs awarded to directors are generally issued at the end of each quarter and vest when they are credited to the director’s account. DSUs are settled only after the director’s service from the Board ends, and must be redeemed within one year after the director ceases to serve as a director of the Board. The value of DSUs upon redemption is the market value, defined as the average trading price of Shares on the TSX for five trading days ending on the redemption date. Instead of receiving cash for their DSUs, directors can also elect to receive Shares purchased on the open market. The Company does not grant stock options to directors.

Director Summary Compensation Table

The table below outlines the value of all compensation awarded, credited, or paid to non-executive directors in 2025. As directors receive no option-based awards, non-equity incentive plan compensation, or pension, corresponding columns were omitted from the table.

	2025 Fees ($)		All Other Compensation ($)	Total Compensation ($)	Allocation of 2025 Fees ($)
	Annual Retainer	Chair/ Committee Chair Retainer			Cash	DSUs (1)

Hal Kvisle	235,000	115,000	—	350,000	—	350,000

Chansoo Joung	235,000	—	—	235,000	100,000	135,000

George Lewis	235,000	15,000	—	250,000	50,000	200,000

Leonard Mallett	235,000	—	—	235,000	—	235,000

Robert (Bob) G. Phillips	235,000	—	—	235,000	115,000	120,000

Sonya Reed	235,000	20,000	—	255,000	—	255,000

Shannon Ryhorchuk	235,000	25,000	—	260,000	115,000	145,000

Mary Pat Salomone	235,000	—	—	235,000	115,000	120,000

Frances M. Vallejo	235,000	—	—	235,000	115,000	120,000

Don Wishart	235,000	15,000	—	250,000	115,000	135,000

Note:

1.

Represents the amount of 2025 fees that directors elected to receive in DSUs. Quarterly grant values were based on a five-day average grant price of Shares on the TSX and translated using the U.S.$/C$ exchange rate on the grant date. For 2025 grants, the market values and exchange rates were: C$37.63 per Share translated at U.S.$/C$0.6990 on March 28, 2025; C$35.73 per Share translated at U.S.$/C$0.7312 on June 27, 2025; C$39.39 per Share translated at U.S.$/C$0.7183 on September 29, 2025; and C$38.70 per Share translated at U.S.$/C$0.7303 on December 30, 2025.

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Outstanding Share-based Awards

The following table sets forth details of all outstanding share-based awards held by South Bow’s non-executive directors as at December 31, 2025. Directors do not receive stock option awards.

	Share-based Awards (1)(2)

Name	Number of DSUs (#) (3)	Number of Shares or Units of Shares Not Vested (#)	Market or Payout Value of Share-based Awards Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($) (4)

Hal Kvisle	20,351	—	—	548,262

Chansoo Joung	6,646	—	—	179,045

George Lewis	9,846	—	—	265,254

Leonard Mallett	11,569	—	—	311,672

Robert (Bob) G. Phillips	5,907	—	—	159,136

Sonya Reed	12,554	—	—	338,208

Shannon Ryhorchuk	7,138	—	—	192,300

Mary Pat Salomone	5,907	—	—	159,136

Frances M. Vallejo	5,907	—	—	159,136

Don Wishart	6,646	—	—	179,045

Notes:

1.	The Company does not currently grant stock option awards and there were no outstanding option-based awards to non-executive directors as at December 31, 2025.
2.	DSUs vest when they are credited to the director’s account; however, they are paid out only after the director ceases to be a director of the Board.
3.	Includes dividend-equivalent units and is shown excluding fractional units.
4.

Market value calculated by multiplying the number of DSUs held at December 31, 2025 by the closing price of Shares on the TSX on December 31, 2025 of C$37.75, translated using an average 2025 exchange rate of U.S.$/C$0.71365.

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Director Equity Ownership

South Bow has a director Share ownership guideline to align the interests of directors with those of Shareholders and to demonstrate their commitment to South Bow through equity ownership. Non-executive directors are required to own equity in South Bow with a value of at least five times the maximum permitted cash portion of their annual Board retainer, comprised of Shares or DSUs, within five years from their appointment to the Board. The following table shows the breakdown of equity securities held by current non-executive directors standing for re-election, as of the date of this Circular.

Name	Shares Beneficially Owned or Controlled (#)	DSUs (#)	Equity Ownership Requirement ($)	Total Market Value of Shares and DSUs ($) (1)	Meets Equity Ownership Guidelines

Hal Kvisle	30,000	20,736	850,000	1,699,580	Attained

Chansoo Joung	—	6,772	575,000	226,852	On track

George Lewis	42,261	10,032	575,000	1,751,737	Attained

Leonard Mallett	—	11,788	575,000	394,880	On track

Robert (Bob) G. Phillips	2,000	6,019	575,000	268,624	On track

Sonya Reed	—	12,791	575,000	428,479	On track

Shannon Ryhorchuk	2,030	7,273	575,000	311,637	On track

Mary Pat Salomone	900	6,019	575,000	231,776	On track

Frances M. Vallejo	—	6,019	575,000	201,627	On track

Don Wishart	20,213	6,772	575,000	903,957	Attained

Note:

1.

Market value calculated by multiplying the number of Shares and DSUs by the closing price of Shares on the TSX as of the date of this Circular of C$46.01, translated using an exchange rate of U.S.$/C$0.72807.

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COMPENSATION DISCUSSION AND ANALYSIS

48	Letter from the Chair of the Human Resources Committee

49	Compensation Philosophy & Named Executive Officers

50	Human Resources Committee & Pay Mix

51	Role of Peer Groups

53	Compensation Framework & 2025 Compensation Program Summary

60	Compensation Risk Management

61	Total Shareholder Return Performance Graph

62	Summary Compensation Table

63	Incentive Plan Awards

65	Pension Plan Benefits

68	Termination and Change of Control Benefits

Letter from the Chair of the Human Resources Committee

Dear South Bow Shareholders,

On behalf of the Human Resources Committee and the Board of Directors of South Bow, I am pleased to share an overview of South Bow’s 2025 performance and how those results directly informed executive compensation outcomes.

The Committee is responsible for ensuring that South Bow’s executive compensation programs drive long-term value creation, align with Shareholder interests, and reflect strong governance practices. During 2025, we evaluated market practices, benchmarked pay levels, and refined our executive compensation framework to support the Company’s strategic objectives while preserving a market-competitive, performance-based approach. We also established the CEO assessment and succession processes, and advanced leadership development initiatives designed to strengthen capabilities across the organization.

2025 Results

In its first full year, South Bow translated its vision into measurable results, building on momentum from our early stages as an independent company and applying our values-driven culture to achieve the following:

◾	displayed our commitment to safety excellence, with a zero recordable case rate;

◾

responded to the Milepost 171 (“MP-171”) incident, prioritizing the safety of the environment and the surrounding community, and advancing remedial actions to ensure safe, reliable operations, and pipeline integrity;

◾	demonstrated strong project execution with the Blackrod Connection Project, South Bow’s first major growth project;

◾	delivered solid financial results, underpinned by South Bow’s strong commercial framework and further supported by optimization efforts across the organization;

◾	maintained financial discipline and demonstrated our commitment to the Company’s capital allocation priorities, including strengthening our investment-grade financial position;

◾	distributed $416 million, or $2.00 per Share, to Shareholders through our sustainable dividend, and delivered a 20 per cent total shareholder return;

◾	achieved alignment on South Bow’s strategic objectives and communicated our growth ambitions at South Bow’s inaugural investor day;

◾	materially exited the Transition Services Agreement (“TSA”) with South Bow’s Former Parent, ahead of schedule and under budget; and

◾	established a leadership capability framework to support and develop future-ready leaders across South Bow.

The results achieved reflect a principled approach to executing against the performance goals established at the outset of the year and underscore the skills, resilience, and dedication of our employees to deliver long-term value for our Shareholders. In a dynamic industry environment, our employees operated safely, executed reliably, and delivered for our customers and Shareholders. The Committee recognizes that sustainable performance is built on this foundation.

Looking Ahead

As we enter 2026, we remain focused on strategy execution – advancing our operational priorities, maintaining capital discipline, and reinforcing the performance culture that has defined our first year as a public company. Our executive compensation framework is designed to support this focus by directly aligning compensation outcomes with clearly defined, measurable performance objectives in safety and operational excellence, financial discipline, and execution of the Company’s strategic priorities.

On behalf of the Human Resources Committee, we want to thank our employees for their commitment to safe and reliable operations and their principled approach to execution throughout the year. Their efforts form the foundation of the Company’s performance. We believe the opportunities for the future are great and look forward to building on our strong foundation to deliver long-term value for you, our Shareholders.

We appreciate the continued engagement of our Shareholders and welcome your feedback as we grow in the years ahead. We look forward to your participation at South Bow’s Annual General Meeting of Shareholders.

Sincerely,

“Sonya Reed”
Chair, Human Resources Committee

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Executive Compensation

Unless stated otherwise, all references to dollar amounts in this compensation discussion and analysis (“CD&A”) are in United States dollars.

Compensation Philosophy

The Human Resources Committee is responsible for working with the CEO to set the overall compensation philosophy for South Bow, acknowledging that a well-designed and implemented compensation program is critical to the attraction, development, retention, and motivation of highly qualified talent. South Bow’s employees are committed to the Company’s vision and values, and to the four pillars of the corporate scorecard, including safe operations, financial discipline, asset performance, and empowered organization, which are assessed with rigour against established performance goals. South Bow deploys a “pay-for-performance” philosophy, which results in a compensation structure that has a high percentage at-risk and is only paid if the stretch goals set forth are achieved. To ensure competitiveness and support talent retention, compensation programs are benchmarked annually against a relevant peer group, with target compensation levels generally positioned at the market median (P50).

Named Executive Officers

The Company’s NEOs, whose compensation is disclosed in this CD&A, are the President and CEO, the CFO, and the next three most highly compensated executive officers as at December 31, 2025.

For the year ended December 31, 2025, the Company’s NEOs were:

◾	Bevin Wirzba—President and CEO

◾	Van Dafoe—Senior Vice-President and CFO

◾	Richard Prior—Senior Vice-President and Chief Operating Officer (“COO”)

◾	Lori Muratta—Senior Vice-President and General Counsel

◾	Gary Salsman—Vice-President, Safety and Operations

See Summary Compensation Table for details of the payments made to the NEOs for the year ended December 31, 2025.

Named Executive Officers

Bevin Wirzba President and CEO

Van Dafoe Senior Vice-President and CFO

Richard Prior Senior Vice-President and COO

Lori Muratta Senior Vice-President and General Counsel

Gary Salsman Vice-President, Safety and Operations

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Human Resources Committee

The Company’s executive compensation program is administered by the Human Resources Committee. The Human Resources Committee is responsible for overseeing the executive compensation philosophy, compensation programs, executive performance management, and succession management. The Human Resources Committee regularly evaluates and monitors the compensation program, including with the assistance of independent advisors, to ensure it remains market-competitive, addresses compensation-related risks, and reflects strong compensation governance. Specifically, the Human Resources Committee oversees, and recommends for Board approval, the CEO’s executive employment agreement and annual compensation, and the target ownership levels for executive officers. Additionally, the Human Resources Committee approves employment agreements and annual compensation for senior executive officers, establishes performance measures and targets under the Company’s incentive plans, oversees overall compensation program design, and oversees talent development and succession planning programs, in accordance with the terms of the Human Resources Committee Charter. In particular, the Human Resources Committee is responsible for:

◾

CEO Compensation. Within the terms of the established compensation structure, review, at a minimum annually, the corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO considering those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board.

◾

Senior Executive Officers’ Compensation. To approve, within the terms of the established compensation structure, and following a review of the CEO’s recommendations, the compensation for the senior executive officers that report directly to the CEO, including base salaries, bonuses and other performance incentives and Share-based grants, and other benefits and perquisites.

◾

Other Executive Officers’ and Employees’ Compensation. The Human Resources Committee recommends to the Board the overall annual spending related to the Company’s base pay and short-term incentive program, and delegates its responsibility to the CEO to determine, within the established compensation structure, the compensation of employees who do not report directly to the CEO, and in doing so, the CEO shall be entitled to delegate his authority to other senior leaders within the Company.

Each of Ms. Reed, Mr. Mallett, Mr. Phillips, Ms. Salomone, and Mr. Wishart have direct experience that is relevant to their responsibilities in executive compensation. Ms. Reed is a director of DNOW Inc. and serves as the Chair of the DNOW Inc.’s Compensation Committee. In her previous roles, Ms. Reed served as Senior Vice President and Chief Human Resources Officer at Phillips 66.

Mr. Mallett is a director of Archrock Inc. and serves as a member of the Archrock Inc. Compensation Committee. Previously, he was Executive Vice President and COO of Summit Midstream GP, LLC and executive director and Interim CEO. Mr. Phillips is a director and Chair of the Personnel and Remuneration Committee of Enstor Gas Storage LLC. Ms. Salomone is a director of TC Energy and previously served as Senior Vice President and COO of The Babcock & Wilcox Company, as well as President and CEO of Marine Mechanical Corporation. She was formerly a member of the Governor’s Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center. Prior to serving as chairman of Shawcor Ltd., Mr. Wishart served on the Shawcor Ltd. Compensation Committee from 2015 to 2017. From 2010 to 2023, Mr. Wishart also served as chair of the Bruce Power Compensation Committee. Each Human Resources Committee member is independent under the NYSE compensation committee independence requirements.

In addition to the Human Resources Committee’s collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Pay Mix

South Bow’s executive compensation is primarily comprised of performance-based elements, often referred to as “at-risk” components, and is directly tied to the Company’s results. To promote durable value creation over various timeframes, the Company’s incentive compensation plans include critical financial, safety, and operational performance metrics. These metrics and corresponding targets are evaluated by the Human Resources Committee to ensure alignment with corporate performance and Shareholder interests. At the conclusion of each fiscal year, the Human Resources Committee assesses South Bow’s performance against corporate objectives to establish the corporate factor used in calculating Short-term Incentive (“STI”) awards for the CEO, executives, and all other employees. In order for South Bow’s NEOs to earn competitive levels of compensation, the Company must meet stretch performance goals in the calendar year and over a three-year period and perform well relative to peers. Based on its evaluation of performance, the Human Resources Committee has the authority to make discretionary adjustments (i.e., enhance, reduce, or eliminate) to the performance-based payout that may be awarded under the Performance Share Unit (“PSU”) and STI plans.

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For 2025, the CEO’s total direct compensation mix was 86 per cent at-risk. For the remaining NEOs, an average of approximately 76 per cent of 2025 total direct compensation was at-risk.

CEO Compensation

Salary
14%
STI
26%
PSU
36%
RSU
24%

86% of total is performance-based compensation

Other NEOs Compensation

RSU
21%
Salary
24%
PSU
31%
STI
24%
76% of total is performance-based compensation

Role of Peer Groups

South Bow uses two peer groups in support of its compensation philosophy: a compensation peer group and a performance peer group. The compensation peers are used to evaluate and determine compensation levels for the Company’s NEOs, including base salary and target opportunity for STI and Long-term Incentive (“LTI”) programs. The performance peers are used to evaluate the relative total shareholder return (“rTSR”) of South Bow as a measure used in determining the PSU multiplier.

Supported by an independent compensation consultant, the Human Resources Committee established the Company’s initial peer groups in 2024 and adopted the practice of reviewing the peer groups annually to ensure their continued relevance to South Bow’s compensation practices.

Both peer groups include:

◾	publicly traded companies headquartered in Canada or the U.S. to reflect South Bow’s geographic presence;

◾	companies not undergoing significant transformational activity (including M&A); and

◾	organizations of comparable enterprise value, revenue, market capitalization, assets, and normalized EBITDA.

The compensation peer group aims to include companies with broadly similar business characteristics, size, and complexity to South Bow, and is drawn from companies in the oil and gas storage, transportation, and consumable fuels industries against which South Bow competes for executive talent. The performance peer group represents companies against which South Bow competes for investment dollars but is less limited by size. It includes energy infrastructure companies with similar operations, with a bias to pipeline and midstream companies that are subject to similar economic factors, and with a comparable dividend yield.

As part of its regular governance practices, the Human Resources Committee conducted a review of the Company’s compensation peer group in 2025. Following this review, two companies were removed due to acquisition activity, two were removed as their size was no longer considered appropriate for comparison, and three companies were added after meeting the Committee’s established peer selection criteria. The revised compensation peer group reflects the Committee’s assessment of companies that are suitably comparable in scale, complexity, and market for executive talent. The performance peer group was also reviewed and updated to remove one company following its acquisition.

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The compensation peer group and the performance peer group each consist of 16 companies, eight of which are included in both peer groups.

	2025 Compensation Peer Group	2025 Performance Peer Group

Canadian Peers

AltaGas Ltd.	✓	✓

ARC Resources Ltd.	✓

Enbridge Inc.		✓

Gibson Energy Inc.	✓	✓

Keyera Corp.	✓	✓

MEG Energy Corp. (1)	✓

Pembina Pipeline Corp.	✓	✓

TC Energy Corp.		✓

Tourmaline Oil Corp.	✓

U.S. Peers

DT Midstream Inc.	✓

Energy Transfer LP		✓

Enterprise Products Partners LP		✓

Genesis Energy LP	✓	✓

Global Partners LP	✓

Kinder Morgan Inc.		✓

Kinetik Holdings Inc.	✓

MPLX LP		✓

New Fortress Energy Inc.	✓

NGL Energy Partners LP	✓

ONEOK Inc.		✓

Plains All American Pipeline LP	✓	✓

Targa Resources Corp.	✓	✓

The Williams Companies Inc.		✓

Western Midstream Partners LP	✓	✓

Note:

1.	MEG Energy Corp. is included in the 2025 peer group; however, it will be excluded from the 2026 peer group due to its acquisition by Cenovus Energy Inc. in November.

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Compensation Framework

South Bow’s executive compensation program takes a balanced approach that includes fixed and variable compensation delivered over short- and long-term time horizons. It is structured to promote and reward the achievement of key performance objectives that align with the interests of South Bow’s Shareholders. The components of this compensation framework are as follows:

	Component	Form	Objective	Performance Period
Fixed Compensation	Base salary	Regular cash payments	Compensate based on job requirements, market data, experience, and execution of responsibilities	Salaries are reviewed annually each March
Variable Compensation	STI Plan	Annual cash bonus Paid in March	Reward performance and achievements that are aligned with South Bow’s strategic plans	One calendar year
	LTI Plan	PSU awards Granted annually Accrue dividend-equivalent units	Align compensation with long-term corporate performance and Shareholder interests	Cliff-vest at three years Paid in cash, ranging from 0% to 200% based on pre-established performance targets and the market value of South Bow’s Shares
		Restricted Share Unit (“RSU”) awards Granted annually Accrue dividend-equivalent units	Align compensation with long-term corporate performance and Shareholder interests Incentivize the maximization of Shareholder value	Cliff-vest at three years Paid in cash, based on the market value of South Bow’s Shares

2025 Compensation Program Summary

Base Salary

The base salary established for each NEO is intended to reflect individual responsibilities, skills, and experience. Base salaries are benchmarked against those of peer companies to ensure they remain market-competitive. The Human Resources Committee reviewed base salaries for executives following the Spinoff, with changes effective October 1, 2024. The NEOs’ salaries did not change with the annual salary review completed in early 2025.

The table below details the base annual salary for the NEOs as at December 31, 2025.

Name and Position	2025 Base Salary ($)
Bevin Wirzba President and CEO	830,000
Van Dafoe Senior Vice-President and CFO	425,000
Richard Prior Senior Vice-President and COO	537,000
Lori Muratta Senior Vice-President and General Counsel	420,000
Gary Salsman Vice-President, Safety and Operations	350,000

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Annual Short-term Incentive Plan

STI awards are determined annually based on South Bow’s performance against pre-determined corporate objectives that make up the corporate scorecard. STI awards for the CEO and Senior Vice-Presidents are 100 per cent determined based on corporate performance, ensuring direct alignment with the achievement of key company objectives. STI awards for Vice-Presidents are weighted 80 per cent for corporate performance and 20 per cent for individual performance.

STI awards are calculated as a percentage of each NEO’s base salary, with targeted awards established to be market-competitive. The actual award can range from zero to a maximum of two times the NEO’s STI target. Other executive officers and employees are also awarded annual STI awards. There were no changes to the NEO’s STI targets in 2025.

2025 Accomplishments

South Bow delivered many significant achievements in 2025, including:

◾	Demonstrated commitment to safety excellence, with a zero recordable case rate over approximately 2.5 million work hours.

◾

Safely responded to the MP-171 incident. Through South Bow’s effective emergency response, the Company received regulatory approval to restart the Keystone Pipeline in under seven days and successfully completed cleanup and remediation of the site within two months.

◾	Advanced remedial actions following the MP-171 incident and partnered with in-line inspection vendors to advance tool performance, address and resolve limitations, and develop new technologies.

◾

Delivered strong financial results, recording normalized EBITDA (1) of $1,022 million and distributable cash flow (1) of $709 million, underpinned by South Bow’s strong commercial framework and further supported by optimization efforts across the organization.

◾

Demonstrated balance sheet discipline and a commitment to the Company’s deleveraging target, exiting 2025 with net debt-to-normalized EBITDA (1) of 4.7 times, and accelerating the Company’s ability to reach its target of 4.0 times net debt-to-normalized EBITDA.

◾	Distributed $416 million, or $2.00 per Share, to Shareholders through South Bow’s sustainable dividend, delivering a 20 per cent TSR for the year ended December 31, 2025.

◾

Achieved a system operating factor (“SOF”) of 94.2 per cent, enabling annual average throughput on the Keystone Pipeline of approximately 584,000 barrels per day, despite operating under pressure restrictions following the MP-171 incident.

◾

Demonstrated strong project execution with the Blackrod Connection Project, South Bow’s first major growth project, placing the 25-km crude oil lateral into commercial service in early 2026 and the 25-km natural gas lateral into commercial service in 2025.

◾	Aligned with the Board on the Company’s strategic objectives and communicated South Bow’s growth ambitions at its inaugural investor day.

◾

Materially exited the Transition Services Agreement with South Bow’s Former Parent, ahead of schedule and under budget, enabling the optimization of certain processes and supporting South Bow’s ability to effectively deliver on its future growth objectives.

◾	Established a leadership capability framework to support and develop future-ready leaders across the organization.

[1]

Non-GAAP financial measure or ratio that does not have a standardized meaning under GAAP and may not be comparable to measures presented by other entities. See Specified Financial Measures of this Circular.

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2025 Corporate Scorecard

Delivering on South Bow’s financial, safety, and operational objectives is an important indicator of the Company’s success. The Human Resources Committee reviews the results of the corporate scorecard following the completion of the fiscal year, with the corporate score ranging from zero to two, with no payments awarded if the score is below 0.5. Along with calculated results, the Human Resources Committee considers overall Company performance and external conditions to ensure compensation is appropriate and aligns with the Shareholder experience. Once approved, the final corporate scorecard result is used to determine the corporate performance portion of STI awards for NEOs and eligible employees.

Based on South Bow’s strong financial, safety, and operational performance in 2025, the Human Resources Committee approved a corporate factor of 1.48 for all employees’ 2025 STI awards.

Objective & Weight	Goal	2025 Target	Result	Score

Safe Operations (30%)	Pipeline Process Safety Events	Zero tier 1 events	One tier 1 event (MP-171)	1.00
	Total Recordable Case Rate	0.5	0.0

Financial Discipline (30%)	Distributable Cash Flow (1) per Share	$2.65	$3.40	1.73
	Net Debt-to-normalized EBITDA Ratio (1)	4.8x	4.7x

Asset Performance (20%)	System Operating Factor	92.5%	94.2%	1.45
	Growth Projects Performance	Sanctioned project development plan	Project on schedule and on budget

Empowered Organization (20%)	South Bow Standup	TSA exit completed	Optimized TSA exit	1.88
	Culture Roadmap	Develop and initiate employee and stakeholder engagement	Advanced several initiatives positively impacting culture

Corporate Score				1.48

Note:
1.

Non-GAAP financial measure or ratio that does not have a standardized meaning under GAAP and may not be comparable to measures presented by other entities. See Specified Financial Measures of this Circular.

The table below details the 2025 STI awards for South Bow’s NEOs. STI awards for 2025 performance were paid in March 2026.

Name	STI Eligible Earnings ($)	Target STI (% Base Salary)	Corporate Weighting	Individual Weighting	STI Corporate Multiplier	2025 STI Paid ($)

Bevin Wirzba	830,000	125%	100%	0%	1.48	1,535,500

Van Dafoe	425,000	80%	100%	0%	1.48	503,200

Richard Prior	537,000	90%	100%	0%	1.48	715,300

Lori Muratta	420,000	75%	100%	0%	1.48	466,200

Gary Salsman	350,000	40%	80%	20%	1.48	207,800

Long-term Incentive Plan

The LTI plan awards South Bow’s NEOs with long-term, variable compensation based on absolute and relative performance and share price performance. The LTI target opportunity is split 60-40 between two vehicles: (i) PSUs; and (ii) time-based RSUs, granted pursuant to the South Bow Corporation Performance Share Unit Plan and the South Bow Corporation Restricted Share Unit Plan. PSUs have two equally weighted metrics: absolute corporate performance and relative Share performance over a three-year period. Both RSUs and PSUs feature a three-year cliff vesting schedule and are settled in cash. LTI awards are structured to promote delivery of sustainable Shareholder value over time, thereby aligning the interests of NEOs with those of South Bow’s Shareholders.

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Target values for LTI grants (expressed as a percentage of salary) are established for the NEOs based on market data for the compensation peer group. Awards are considered annually by the Human Resources Committee and may be granted out-of-cycle for newly hired or promoted executives, or for special recognition purposes. Generally, grants to NEOs are comprised of 60 per cent PSUs and 40 per cent RSUs. For the CEO and Senior Vice-Presidents, annual LTI awards are granted at the target level. For Vice-Presidents, annual LTI awards are granted within a range of 75 per cent to 125 per cent of base salaries, with discretion applied based on performance and potential. There were no changes to the NEO’s LTI targets in 2025.

The payout value of PSU and RSU awards is determined using the five-day volume-weighted average closing price of Shares prior to and including the applicable vesting date, which is three years from the grant date for RSUs and the end of the three-calendar-year performance period for PSUs. For PSUs, this value is then multiplied by the approved PSU performance multiplier. PSU and RSU awards are settled in cash. Options are not part of South Bow’s LTI mix.

Grants under the TC Energy LTI Plan were cancelled and exchanged for LTI awards under the South Bow LTI Plan on October 1, 2024, according to the Plan of Arrangement, retaining the original vesting schedule. LTI awards granted after October 1, 2024 were granted under the South Bow LTI Plan.

South Bow 2025 LTI targets for the NEOs are as follows:

Name	Annual LTI Target (% Base Salary)

Bevin Wirzba	440%

Van Dafoe	320%

Richard Prior	300%

Lori Muratta	250%

Gary Salsman	100%

Performance Share Units

PSUs are notional share units, equivalent in value to a South Bow Share. PSUs represent 60 per cent of executives’ LTI compensation and are comprised of two performance measures: rTSR and absolute performance against the corporate scorecard averaged over a three-year period. For a PSU award, each of the two performance measures have threshold, target, and maximum performance levels. Performance below the threshold results in a score of zero for that measure, with no pay-out for a PSU award if both measures fail to reach the threshold. When a dividend is paid on Shares, PSUs accrue dividend-equivalent units, payable upon vesting of the underlying PSU award. PSUs cliff-vest at three years, such that no PSUs vest until the three-calendar-year performance period has been completed. The payout value of PSU awards is contingent on South Bow’s achievement of Board-approved performance measures established at the time of grant.

The value of a PSU award upon vesting, including accrued dividend-equivalent units, is determined by multiplying the number of PSUs by the approved corporate performance multiplier for such grant by the five-day volume-weighted average closing price of Shares prior to and including the vesting date. For awards granted after 2023, the volume-weighted average price is based on Shares trading on the TSX for Canadian NEOs, and on the NYSE for U.S. NEOs.

PSU Grant Measures

The 2025 PSU grant was awarded in March 2025, at which time performance measures for determining the performance multiplier were established, as shown below:

Performance Measure	Performance Assessment	Performance Period	Measure Weighting

Average South Bow Corporate Scorecard Performance	The average score for the corporate scorecard over a three-year period	2025, 2026, and 2027	50%

Relative Total Shareholder Return	TSR of Shares on the TSX relative to the performance peer group	January 1, 2025 to December 31, 2027	50%

The Board oversees South Bow’s annual goals to ensure long-term strategic objectives are achieved. rTSR reflects the value generated for Shareholders over time and includes potential share price appreciation and dividends paid. The performance peer group is described under Compensation Discussion and Analysis - Role of Peer Groups of this Circular. South Bow will apply the same methodology for the performance multiplier for the Company’s 2026 PSU awards.

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The result for the average Company scorecard over the three performance years is measured as detailed below, and the score is interpolated between threshold, target, and maximum performance levels.

Performance Level	Average Corporate Scorecard

Below threshold	Below 0.5

Threshold	0.5

Target	1.0

Maximum	2.0

rTSR against the performance peer group is scored according to the percentile rank of South Bow’s Share price performance. The score is interpolated between the 25th and 75th percentiles.

Performance Level	rTSR Performance Criteria	Performance Score

Below threshold	Below 25th percentile	0.0

Threshold	25th percentile	0.5

Target	50th percentile	1.0

Maximum	75th percentile	2.0

Vesting of 2023 PSU Awards

PSUs granted to NEOs in 2023 vested on December 31, 2025, and were paid in cash in March 2026. The 2023 PSU grant was originally awarded as TC Energy PSUs on February 23, 2023, with those units cancelled and exchanged for South Bow PSUs on October 1, 2024, per the Plan of Arrangement.

A performance multiplier of 1.79 was applied to the 2023 PSU awards and was determined based on a combination of performance criteria. For the 2023 and 2024 performance years, the performance metrics established by TC Energy at the time of grant in 2023 were applied, as South Bow PSU Plan participants contributed to TC Energy’s business results until the separation on October 1, 2024. Performance outcomes for those years were measured and provided by TC Energy. For the 2025 performance year, South Bow’s performance indicators were applied. The final performance outcome reflects a weighting of two-thirds based on TC Energy results and one-third based on South Bow results.

The calculation of the 2023 PSU multiplier was as follows:

TC Energy Results (1) | 2023 and 2024 | 66.67% of Performance Multiplier

		Result	Score	Weighting	Weighted Score	Threshold (0.5x)	Target (1.0x)	Maximum (2.0x)
Relative TSR (2023 Custom Peer Group)		P69.5	1.78	25.0%	0.45	P25	P50	P75
Relative TSR (2023 Dividend Subset of TSX 60)		P81.8	2.00	25.0%	0.50	P25	P50	P75
Debt/EBITDA Ratio at December 31, 2024		4.7x	2.00	25.0%	0.50	5.2x	5.0x	4.75x
Distributable Cash Flow per Share	2023	$6.93	2.00	12.5%	0.25	$6.24	$6.57	$6.90
	2024	$6.85	0.97	12.5%	0.12	$6.52	$6.87	$7.21
		TC Energy Portion Result			1.82

South Bow Results | 2025 | 33.33% of Performance Multiplier

		Result	Score	Weighting	Weighted Score	Threshold (0.5x)	Target (1.0x)	Maximum (2.0x)
Relative TSR (2025 Performance Peer Group)		P83.5	2.00	50.0%	1.00	P25	P50	P75
2025 Corporate Scorecard		1.48	1.48	50.0%	0.74	0.5	1.0	2.0
		South Bow Portion Result			1.74

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2023 PSU Performance Multiplier

	Score	Weighting	Weighted Score
TC Energy - 2023 to 2024	1.82	66.67%	1.21
South Bow - 2025	1.74	33.33%	0.58
2023 PSU Performance Multiplier			1.79

Note:

1.

The TC Energy information presented above relating to the calculation of the 2023 PSU performance multiplier was provided by TC Energy. TC Energy’s Debt/EBITDA Ratio and Distributable Cash Flow per Share are non-GAAP measures as defined by TC Energy, do not have standardized meanings under U.S. GAAP, may not be comparable to similarly titled measures used by other entities, and are adjusted for compensation purposes as further described in TC Energy’s 2024 and 2025 management information circulars.

The table below summarizes the number and value of 2023 PSU awards that vested on December 31, 2025 and were paid in March 2026.

Name	2023 PSUs Paid Out in 2026 (#) (1)	2023 Grant Date Value ($) (2)	Performance Multiplier	Value of 2023 PSUs Paid Out in 2026 ($) (3)
Bevin Wirzba	71,608	1,105,590	1.79	3,521,767
Van Dafoe (4)	N/A	N/A	N/A	N/A
Richard Prior	23,670	495,833	1.79	1,631,218
Lori Muratta (4)	N/A	N/A	N/A	N/A
Gary Salsman	7,590	159,000	1.79	523,065

Notes:

1.

PSU awards paid out are those granted on February 23, 2023 by TC Energy, which were exchanged for South Bow PSUs on October 1, 2024. Amounts paid include accrued dividend-equivalent units, including those associated with the December 31, 2025 dividend record date.

2.

The value per PSU award for the February 23, 2023 grant date was C$55.96, which was the volume-weighted average closing price of TC Energy shares on the TSX for the five trading days preceding the grant date, translated using a February 23, 2023 exchange rate of U.S.$/C$0.73706.

3.

The value of the PSU payout was calculated using the volume-weighted average closing price of Shares of C$38.50 on the TSX for the five trading days immediately prior to and including the vesting date of December 31, 2025. Mr. Wirzba’s payout was translated using an average 2025 exchange rate of U.S.$/C$0.71365. The PSU payout for Mr. Prior and Mr. Salsman was made in U.S. dollars at par to Canadian dollars.

4.	Mr. Dafoe and Ms. Muratta were hired in 2024 and therefore were not eligible for awards granted in 2023.

Restricted Share Units

RSUs are notional share units, equivalent in value to a South Bow Share. RSUs represent 40 per cent of executives’ LTI compensation. RSU awards are considered to attract executive talent with an ownership stake that vests over time, incentivizing executives to stay with the organization and contribute to its success, as the value of their RSUs has the potential to grow with the Company’s Share price. Similar to PSU awards, RSU awards accrue dividend-equivalent units, and are payable upon vesting. Annual RSU grants vest on the third anniversary of the grant date, are paid out in March, and are settled in cash. The value of an RSU award, including accrued dividend-equivalent units, upon vesting is determined by multiplying the number of RSUs by the five-day volume-weighted average closing price of Shares prior to and including the vesting date. For awards granted after 2023, the volume-weighted average price is based on Shares trading on the TSX for Canadian NEOs, and on the NYSE for U.S. NEOs.

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2025 LTI Awards

South Bow’s NEOs received annual PSU and RSU grants on March 14, 2025, and a one-time RSU grant valued at $5,000 on November 21, 2025, as described in the Summary Compensation Table.

The table below details the 2025 LTI award values for the NEOs.

	Value of LTI Awards Granted in 2025

Name	PSUs ($)	RSUs ($)	Total Award ($)
Bevin Wirzba	2,191,200	1,465,800	3,657,000
Van Dafoe	816,000	549,000	1,365,000
Richard Prior	966,600	649,400	1,616,000
Lori Muratta	630,000	425,000	1,055,000
Gary Salsman	210,000	145,000	355,000

Compensation Decisions for 2026

Following a comprehensive market benchmarking review of the Company’s executive compensation conducted by its independent compensation consultant in November 2025, the Human Resources Committee approved adjustments to total target direct compensation for the NEOs in February 2026, effective for the 2026 compensation year. This was the first adjustment to NEO compensation since compensation levels were established on October 1, 2024; however, the adjustments to the 2026 NEO compensation program did not include changes to the compensation program design. The Committee determined that adjustments for 2026 NEO compensation were warranted to realign NEO compensation with the Company’s compensation philosophy of targeting the market median (P50) and supporting the attraction and retention of executive talent. The approved adjustments resulted in increases to total target direct compensation, ranging from approximately 13 per cent to 15 per cent for Mr. Wirzba, Mr. Dafoe, Mr. Prior, and Ms. Muratta. The nature of the changes to the compensation for these NEOs varies by individual based on relative market positioning for their respective roles, and includes adjustments to base salary, STI targets, and/or LTI targets. These adjustments are forward looking only and do not affect the 2025 compensation disclosed in this Circular. The approved changes further strengthen the Company’s pay-for-performance orientation by setting the targeted percentage of at-risk pay at approximately 87 per cent for the CEO and approximately 81 per cent for the other NEOs.

Executive Share Ownership

The Board believes its executive officers should achieve and maintain minimum shareholding thresholds to align with the interests of the Company’s Shareholders, promoting long-term value creation, and supporting strong corporate governance. Executives are expected to meet the ownership requirements within five years of the latter of their appointment or the adoption of the guidelines in November 2024. Shares and RSU awards count towards executive share ownership, with a minimum of 50 per cent required to be held in South Bow Shares.

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The following table shows the breakdown of the securities held by the NEOs, excluding fractional amounts, as of the date of this Circular.

Name	Required Ownership (Base Salary Multiple)	Number of Shares (#)	Value of Shares ($) (1)	Number of RSUs (#)	Value of RSUs ($) (1)	Estimated Total Value of Equity Holdings ($)	Base Salary ($) (2)	Base Salary Multiple (3)
Bevin Wirzba	5x	138,528	4,640,480	174,693	5,851,954	10,492,434	830,000	8.09x
Van Dafoe	3x	36,296	1,215,862	68,165	2,283,425	3,499,287	438,000	4.28x
Richard Prior	3x	41,090	1,376,453	80,432	2,694,351	4,070,804	550,000	4.00x
Lori Muratta	3x	34,500	1,155,698	51,091	1,711,472	2,867,170	433,000	4.17x
Gary Salsman	1x	3,247	108,770	17,975	602,136	710,906	357,000	0.80x

Notes:

1.	Calculated by multiplying the number of Shares by the closing price of Shares on the TSX, as of the date of this Circular of C$46.01, translated using an exchange rate of U.S.$/C0.72807.
2.	Base salary is annual salary as at the date of this Circular.
3.	The Share ownership multiple attained caps the RSU value at 50 per cent of the required holdings.

Executive Perquisites

Other than company-paid parking, the Company does not provide perquisites or personal benefits to its executive officers.

Independent Advice

The Human Resources Committee engages external compensation advisors to provide independent advice and objective market information in support of its oversight of executive and director compensation. The Committee retained WTW as its independent compensation consultant, with WTW providing market benchmarking, compensation governance insights, and general advisory services to assist the Committee in ensuring South Bow’s compensation programs remain competitive and aligned with the Company’s pay-for-performance philosophy. WTW also provides other services to the Company, including actuarial, pension, and benefits consulting. The Committee has reviewed these additional services and is satisfied that they do not impair WTW’s ability to provide independent compensation advice.

Fees paid for professional services in 2025 are shown below:

	2025 (1)		2024 (2)

Advisor	Executive and Director Compensation Consulting Fees ($)	All Other Fees ($)	Executive and Director Compensation Consulting Fees ($)	All Other Fees ($)
Willis Towers Watson	129,723	877,183	185,145	790,936

Notes:

1.	No fees were paid to WTW in respect of consulting services related to director compensation.
2.	Includes fees paid in respect of consulting services related to director compensation.

Compensation Risk Management

The Human Resources Committee considers risks associated with South Bow’s compensation policies and practices. To date, the Committee has not identified any risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The reasons for this determination include, without limitation, the following:

◾

all Human Resources Committee members are independent directors, and the full Board is required to approve compensation recommendations for the CEO, while the Committee has delegated authority to approve compensation for senior executive officers;

◾

the compensation program consists of fixed (base salary) and variable compensation (annual STI and LTI awards), designed to balance appropriate risk-taking with creation of long-term value for Shareholders;

◾	RSU and PSU awards vest over a three-year period, mitigating the potential for risk-taking over the near term;

◾	the Human Resources Committee selects incentive performance metrics aligned with the Company’s long-term strategic priorities, reinforcing long-term value-focused behaviour;

◾	compensation policies and practices are applied consistently for all NEOs;

◾	the Board has adopted a Public Disclosure and Trading Policy to support responsible disclosure practices and compliance with insider trading requirements;

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◾	the Company has a Clawback Policy that, among other things, provides for the recovery of erroneously awarded compensation in accordance with applicable securities laws and stock exchange requirements;

◾	executive share ownership requirements are in place, reflecting the Board’s view that meaningful equity ownership aligns executives’ interests with those of South Bow Shareholders;

◾	incentive compensation performance measures at threshold, target, and maximum levels are based on quantifiable and verifiable metrics;

◾

change-of-control provisions are structured on a defined double-trigger basis, requiring both a change of control and a qualifying termination to trigger accelerated vesting of share-based awards or other payments under LTI plans and executive employment agreements; and

◾	payouts under the STI plan and share-based incentive awards are capped at a maximum of two times target.

The Human Resources Committee and the Board monitor compensation risk assessment practices on an ongoing basis to ensure that the Company’s compensation programs remain appropriately structured.

Pursuant to South Bow’s Public Disclosure and Trading Policy, the policy prohibits, among other things, directors, executive officers, employees, and contractors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of South Bow’s securities granted as compensation or held, directly or indirectly, by such directors, executive officers, employees, and contractors. The following activities are specifically prohibited:

◾	short sales or any other arrangement that results in a gain only if the value of the Company securities declines in the future;

◾	transactions in derivatives on Company securities (such as put and call options); and

◾

any other hedging, equity monetization transactions, or transactions of related financial instruments where the individual’s economic interest and risk exposure in South Bow’s securities are changed (such as collars or forward sales contracts).

Total Shareholder Return Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in South Bow Shares on the TSX with the cumulative shareholder return of the S&P/TSX Composite Index total returns for the period commencing on October 1, 2024 and ending on December 31, 2025, assuming all dividends are reinvested.

	October 1, 2024		December 31, 2024		December 31, 2025
South Bow (TSX)	C$	100.00	C$	119.16	C$	142.82
S&P/TSX Composite Index	C$	100.00	C$	103.62	C$	136.48

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Summary Compensation Table

			Equity Incentive Plan Compensation (1)		Non-equity Incentive Plan Compensation

Name	Year	Salary ($) (2)	Share- based Awards ($) (3)	Option- based Awards ($)	Annual Incentive Plans ($) (4)	Long- term Incentive Plans ($) (5)	Pension Value ($) (6)	All Other Compensation ($) (7)(8)	Total Compensation ($)
Bevin Wirzba (9)	2025	830,000	3,657,000	—	1,535,500	—	243,355	17,242	6,283,097
	2024	662,275	3,094,201	—	1,440,500	—	784,095	4,545	5,985,616
Van Dafoe (9)	2025	425,000	1,365,000	—	503,200	—	37,300	11,914	2,342,414
	2024	333,182	1,011,293	—	463,800	—	29,203	12,002	1,849,480
Richard Prior	2025	537,000	1,616,000	—	715,300	—	54,337	—	2,922,637
	2024	515,590	1,236,750	—	841,000	—	431,734	2,060	3,027,134
Lori Muratta	2025	420,000	1,055,000	—	466,200	—	42,899	—	1,984,099
	2024	371,148	705,000	—	484,400	—	35,021	116	1,595,685
Gary Salsman	2025	350,000	355,000	—	207,800	—	(18,371)	131,625	1,026,054
	2024	317,090	295,175	—	210,900	—	301,304	70,996	1,195,465

Notes:

1.	Equity incentive plan compensation includes grants under the PSU Plan and RSU Plan. There were no awards of stock options in 2025.
2.	Salary amounts reflect actual cash amounts earned in the year.
3.

As defined in the plans, the market value of PSUs and RSUs at the time of grant is the volume-weighted average of the closing price of the Shares for the five days preceding the grant date on the TSX for Mr. Wirzba and Mr. Dafoe and on the NYSE for Mr. Prior, Ms. Muratta, and Mr. Salsman. There were two grants in 2025. An annual grant of PSUs and RSUs was awarded on March 14, 2025 at a market value of C$35.93 per Share on the TSX and $25.06 per Share on the NYSE. A special, broad-based grant of $5,000 in RSUs was awarded on November 21, 2025 to eligible employees, including NEOs, in recognition of the Company’s first year as an independent public company, at a market value of C$38.70 per Share on the TSX and $27.58 per Share on the NYSE. Grant values in the table were translated using the following exchange rates on the respective grant dates: March 14, 2025: U.S.$/C$0.69401 and November 21, 2025: U.S.$/C$0.71023. The grant valuation is in accordance with the terms of the PSU Plan and RSU Plan.

4.	Consists solely of awards earned under the STI Plan. STI awards in respect of the applicable year are paid to NEOs in March of the following year.
5.	There are no long-term non-equity incentive plans.
6.	Includes all compensatory amounts attributable to South Bow’s pension plans, including employer contributions. See Pension Plan Benefits in this Circular for further information.
7.

Includes matching Company contributions to Canadian voluntary savings plans and special bonuses. Mr. Salsman received a retention bonus in January 2025 of $131,625 in recognition of his role during the Spinoff and to support his continued employment throughout the transition period. Perquisites for the NEOs are not included because they were less than $50,000 and 10 per cent of each individual’s salary for the year.

8.	No signing bonuses were paid to the NEOs.
9.	Mr. Wirzba’s and Mr. Dafoe’s cash compensation delivered in Canadian dollars was translated using an average 2025 exchange rate of U.S.$/C$0.71365.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth details of all share-based and option-based awards granted to the NEOs outstanding as at December 31, 2025.

	Option-based Awards				Share-based Awards

Name	Number of Securities Underlying Unexercised Options (#) (1)	Option Exercise Price ($) (2)	Option Expiry Date (3)	Value of Unexercised In-the- money Options ($) (4)	Number of Shares or Units of Shares Not Vested (#) (5)	Market or Payout Value of Share-based Awards Not Vested ($) (6)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($) (7)
Bevin Wirzba	96,439 80,672	25.04 18.90	19-Feb-2027 16-Feb-2030	183,071 648,256	335,738	9,044,878	—
Van Dafoe	—	—	—	—	120,056	3,234,343	—
Richard Prior	41,050 50,841 64,878 80,464	25.04 18.97 22.18 18.90	19-Feb-2027 23-Feb-2028 17-Feb-2029 16-Feb-2030	77,926 405,278 308,822 646,584	138,379	3,801,271	—
Lori Muratta	—	—	—	—	87,747	2,410,410	—
Gary Salsman	18,493 25,802	22.18 18.90	17-Feb-2029 16-Feb-2030	88,028 207,337	32,995	906,373	—

Notes:

1.

All stock options were originally issued under the TC Energy Stock Option Plan. On October 1, 2024, outstanding options were cancelled by TC Energy and exchanged for options under South Bow’s stock option plan (the “Stock Option Plan”), in accordance with the terms of the Plan of Arrangement.

2.

The option exercise price under the South Bow Stock Option Plan was established for each award in accordance with the terms of the Plan of Arrangement. The exercise prices for the awards are as follows: expiring February 19, 2027: pre-October 1, 2024 TC Energy price of C$75.06 and post-October 1, 2024 South Bow price of C$35.09; expiring February 23, 2028: pre-October 1, 2024 TC Energy price of C$56.86 and post-October 1, 2024 South Bow price of C$26.58; expiring February 17, 2029: pre-October 1, 2024 TC Energy price of C$66.49 and post-October 1, 2024 South Bow price of C$31.08; and expiring February 16, 2030: pre-October 1, 2024 TC Energy price of C$56.66 and post-October 1, 2024 South Bow price of C$26.49. The exercise prices shown were translated using an average 2025 exchange rate of U.S.$/C$0.71365.

3.	The expiration date is seven years from the original grant date under the TC Energy Stock Option Plan.
4.

The value of an option is estimated at C$37.75 per Share, which is the closing price of Shares on the TSX on December 31, 2025, less the exercise price of the option, translated using an average 2025 exchange rate of U.S.$/C$0.71365.

5.	Number of shares or units that have not vested includes the amount of PSU and RSU grants plus accrued dividend-equivalent units; shown rounded to the nearest whole unit.
6.

The value of unvested PSU and RSU awards is determined using the closing price of Shares on December 31, 2025. For Canadian-based NEOs, Mr. Wirzba and Mr. Dafoe, values are based on the TSX closing price of C$37.75. For U.S.-based NEOs, Mr. Prior, Ms. Muratta and Mr. Salsman, values are based on the NYSE closing price of $27.47. PSU values assume a performance multiplier of 1.0. Amounts for Canadian-based NEOs are translated using an average 2025 exchange rate of US$/C$0.71365.

7.

No value is shown for vested share-based awards not paid out or distributed. The TC Energy PSUs granted in 2023 vested on December 31, 2025, and were paid in March 2026. The value of those awards is shown in the next table.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of all share-based, option-based, and cash-based incentive plan awards vested for each NEO during the year ended December 31, 2025.

Name	Option-based Awards – Value Vested During the Year ($) (1)	Share-based Awards – Value Vested During the Year ($) (2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($) (3)
Bevin Wirzba	673,313	3,521,767	1,535,500
Van Dafoe	—	—	503,200
Richard Prior	228,589	1,631,218	715,300
Lori Muratta	—	—	466,200
Gary Salsman	71,050	523,065	207,800

Notes:

1.

Value vested during the year represents the in-the-money value of stock options that vested during the year, calculated as the difference between the market price of the Shares on the applicable vesting date and the exercise price of the options, multiplied by the number of options that vested. Values were translated using an average 2025 exchange rate of U.S.$/C$0.71365.

2.

Share-based awards is the payout value of 2023 TC Energy PSUs that were exchanged for South Bow PSUs on October 1, 2024. These PSUs and the accrued dividend-equivalent units vested on December 31, 2025 and were paid in March 2026. The value for Mr. Wirzba was translated using an average 2025 exchange rate of U.S.$/C$0.71365.

3.	Annual STI awards for 2025 paid in March 2026.

Outstanding Options

The following table sets out as of the date of this Circular, the number of options issued under the Stock Option Plan, originally granted by TC Energy, and the remaining number of securities available for grant, together with the percentage these numbers represent relative to the number of issued and outstanding Shares as of the date of this Circular. Although options remain available for future issuance, the Company does not expect to grant options, as they do not form part of South Bow’s compensation philosophy.

Plan	Number of Outstanding Options (#) (a)	Shares Issuable Pursuant to Outstanding Unexercised Options (# and % of Issued and Outstanding Shares) (b)	Number of Options Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (b)	Number of Shares Remaining Available for Future Issuance Upon Exercise of Outstanding Options (# and % of Issued and Outstanding Shares)
Stock Option Plan	263,260	263,260 (0.13%)	988,690	988,690 (0.47%)

Equity Compensation Plan Information

The information in the following table is as of December 31, 2025.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options (a)	Weighted-average Exercise Price of Outstanding Options (b) ($) (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)

Equity compensation plans approved by security holders	571,847	21.14	680,103

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	571,847	21.14	680,103

Note:

1.	The weighted average exercise price of outstanding options is C$26.62, translated using an average 2025 exchange rate of U.S.$/C$0.71365.

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Burn Rate

No stock options were granted under the South Bow Stock Option Plan during 2025. Accordingly, the Company’s stock option burn rate for the year was zero.

Stock Option Plan

Pursuant to the Spinoff, certain option holders of TC Energy exchanged their TC Energy options for options of the Company. The South Bow Stock Option Plan was introduced on October 1, 2024 to govern such options. Other than options issued pursuant to the Plan of Arrangement in exchange for TC Energy options, no options shall be issued pursuant to the South Bow Stock Option Plan. See Schedule “C” to this Circular for a summary of the Stock Option Plan.

Pension Plan Benefits

South Bow offers several retirement savings plans for its NEOs to promote financial security and support retention. NEO participation depends on the NEO’s hire date and whether they are based in Canada or the U.S. The table below shows the retirement plan membership for South Bow’s NEOs:

Name	Retirement Plans

Bevin Wirzba	◾ Canadian Defined Benefit Pension Plan ◾ Canadian Supplemental Pension Plan

Van Dafoe	◾ Canadian Defined Contribution Pension Plan ◾ Canadian Supplemental Pension Plan

Richard Prior

◾

Canadian Defined Benefit Pension Plan (frozen service)

◾

Canadian Supplemental Pension Plan (frozen service)

◾

U.S. Defined Benefit Pension Plan

◾

U.S. 401(k) and Savings Plan Deferrals and Match

◾

U.S. Non-qualified Plan

Lori Muratta	◾ U.S. 401(k) and Savings Plan ◾ U.S. Non-qualified Plan

Gary Salsman	◾ Canadian Defined Benefit Pension Plan (frozen service) ◾ U.S. 401(k) and Savings Plan

All eligible full-time Canadian employees are enrolled in South Bow’s pension plan (the “Pension Plan”), which includes both a defined benefit provision (the “DB Plan”) and a defined contribution provision (the “DC Plan”). Canadian employees, including NEOs, participate in either the DB Plan or the DC Plan. As of January 1, 2024, the Canadian DB Plan was closed to new hires commencing employment with the Former Parent or South Bow, and employees hired from that date onwards are enrolled in the DC Plan. Canadian employees whose pensionable earnings exceed the Income Tax Act limits for the DB Plan or DC Plan participate automatically in the Canadian Supplemental Pension Plan. All eligible full-time U.S. new hires are enrolled in South Bow’s 401(k) and Savings Plan. U.S. employees hired prior to April 1, 2017 participate in the DB Plan and can make voluntary deferrals to the 401(k) and Savings Plan. Employees whose pensionable earnings exceed the Internal Revenue Service limits for the DB Plan or 401(k) Plan participate in the Non-qualified Plan and may make voluntary deferrals.

Canadian Defined Benefit Pension Plan

South Bow established the DB Plan on October 1, 2024 for Canadian-based employees who were participating in the TC Energy Defined Benefit Pension Plan. The DB Plan is closed to new entrants. The Pension Plan terms under the TC Energy DB Plan were adopted by the South Bow DB Plan, and TC Energy pensionable service and earnings were recognized. In October 2025, the Office of the Superintendent of Financial Institutions approved the transfer of the pension plan assets which were held in the Former Parent’s trust in accordance with the Separation Agreement and Employee Matters Agreement.

For employees hired before January 1, 2019, normal retirement for participants is age 60, or between 55 and 60 if their age and years of continuous service add up to 85 years. These retirement benefit provisions apply to Mr. Prior and Mr. Salsman. The annual retirement benefit at normal retirement age is calculated as the sum of 1.25 per cent of the highest average earnings (up to the final average Year’s Maximum Pensionable Earnings (“YMPE”)) and 1.75 per cent of highest average earnings (above the final average YMPE), multiplied by years of pensionable service. Highest average earnings are the average of an employee’s best 36 consecutive months. Participants can retire between 55 and 60 years, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60, or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age; however, the benefit is reduced by an actuarial equivalence from age 55.

Canadian employees who transfer to the United States, including Mr. Prior and Mr. Salsman, retain benefits accrued under the Canadian DB Plan, however no additional credited service accrues following the transfer (frozen service).

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For employees hired on or after January 1, 2019, normal retirement for participants is age 60. These retirement benefit provisions apply to Mr. Wirzba. The annual retirement benefit at normal retirement age is calculated as 1.5 per cent of highest average earnings times years of credited service. Highest average earnings are the average of an employee’s best 60 consecutive months in their last 15 years of employment. Participants can retire as early as age 50, but the benefit is reduced by five per cent per year for each year until they reach age 60.

Pensionable earnings means an employee’s base salary plus the annual STI award up to a pre-established maximum, expressed as a percentage of base salary. For 2025, this was 100 per cent for Mr. Wirzba, 60 per cent for Mr. Prior, and 35 per cent for Mr. Salsman. Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in the employee’s highest average earnings calculation plus the two previous years.

Although the DB Plan and Supplemental DB Plan are non-contributory, participants can make pension contributions to an enhancement account to buy ancillary or “add-on” benefits within the registered pension plan.

Canadian Defined Contribution Pension Plan

Under the DC Plan, Company contributions are made into individual employee accounts at a rate of nine per cent of base salary. Employees do not make contributions to the DC Plan. Each employee individually manages the investment of their accounts from a variety of investment options. Company contributions are immediately vested.

Canadian Supplemental Pension Plan

Pension benefits under the Canadian DB Plan and DC Plan are paid up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits above such levels, yet within the limits applicable to South Bow’s Canadian Pension Plan, are payable from South Bow’s Supplemental DB and DC Pension Plans.

Canadian Voluntary Savings Plan

The South Bow Canada Services Ltd. Savings Plan was established on October 1, 2024 and is available on a voluntary basis to employees to provide an opportunity to increase their savings. South Bow matches employee contributions up to three per cent of base salary. Each employee individually manages the investment of their accounts from a variety of investment options, in either non-registered, registered retirement saving plan, and/or tax-free savings account vehicles. Employees participating in the DC Plan or the DB Plan are eligible to make contributions to the Savings Plan and receive the Company match. Participants’ and Company contributions are immediately vested. The value of the 2025 Company match for participating NEOs is shown in Other Compensation in the Compensation Discussion and Analysis - Summary Compensation Table of this Circular.

U.S. Defined Benefit Pension Plan

South Bow established a defined benefit plan on October 1, 2024 for U.S.-based employees who were participating in the TC Energy Defined Benefit Pension Plan. The DB Plan is closed to new entrants. The plan terms under the TC Energy Defined Benefit Pension Plan were adopted by the DB Plan, TC Energy pensionable service and earnings were recognized, and DB Plan assets were transferred.

The basic benefit per month is 1.6 per cent of the employee’s highest 36 consecutive month average pensionable salary in the final 15 months of employment multiplied by the employee’s years of DB pensionable service. The maximum amount of annual compensation that may be taken into account, and the annual benefit to be received from the DB Plan are subject to Internal Revenue Service limits. Generally, employees must be terminated, retired, age 70-and-a-half, or disabled to receive benefits.

Normal retirement age is 65. Vesting occurs upon attaining age 55. Before age 55, two years of service must be completed. If the employee retires early, and the employee is 55 and with fewer than 15 years of continuous service, the monthly benefit is reduced by three per cent for each year below age 65. There is a lesser reduction applied if the employee has more than 15 years of service. The pension benefit is unreduced if the employee is age 60 with 30 or more years of continuous service or age 62 with 15 or more years of continuous service.

U.S. 401(k) and Savings Plan

South Bow’s 401(k) and Savings Plan is a defined contribution plan for U.S.-based employees. The plan was established on October 1, 2024 as separate from the TC Energy 401(k) and Savings Plan and member account balances were transferred from the TC Energy plan. The 401(k) and Savings Plan is the primary broad-based retirement savings program for U.S.-based employees hired by South Bow.

The plan permits employees, including DB Plan members, to defer eligible compensation, including salary and annual STI bonus, on a pre-tax basis or Roth 401(k) into participant accounts, and the Company will match employee contributions, up to a maximum of six per cent. Company base contributions (seven per cent of salary), employee deferrals, and Company matching contributions are subject to limits established by the Internal Revenue Service. Participants select from various investment options and manage their own accounts. Contributions are immediately vested and participants may take a distribution upon termination of employment or retirement.

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U.S. Non-qualified Plan

South Bow established a Non-qualified Plan on October 1, 2024 to provide non-qualified benefits in excess of those permitted under the 401(k) and Savings Plan by Internal Revenue Service limits. The terms of the plan were adopted from the predecessor TC Energy Non-qualified Plan. Member balances were transferred from the TC Energy plan.

The Non-qualified Plan is for employees with earnings in excess of the annual compensation limit imposed by the Internal Revenue Service on qualified retirement plans. Employee contributions are voluntary and eligible employees must elect deferrals annually. The Company provides employer matching contributions to eligible participants using the same formula as the 401(k) Plan, offset by the maximum amount allowed in the 401(k) Plan. The Company will also contribute seven per cent of base pay less what is contributed to the 401(k) Plan. The investment options align to the 401(k) Plan.

Canadian Defined Benefit Plans to December 31, 2025

Name	Years of Credited Service	Annual Benefits Payable (1)		Accrued Obligation at December 31, 2024 ($) (4)	2025 Compensatory Changes ($) (5)	2025 Non- compensatory Changes ($) (6)	Accrued Obligation at December 31, 2025 ($) (7)
		At Year End ($) (2)	At Age 65 ($) (3)
Bevin Wirzba	6.50	86,352	226,227	1,513,652	243,355	(126,316)	1,630,690
Richard Prior	11.83	102,766	102,766	1,517,934	(52,810)	(48,528)	1,416,595
Gary Salsman	23.50	117,039	117,039	1,899,736	(64,229)	12,132	1,847,640

U.S. Defined Benefit Plan to December 31, 2025

Name	Years of Credited Service	Annual Benefits Payable		Accrued Obligation at December 31, 2024 ($) (4)	2025 Compensatory Changes ($) (5)	2025 Non-compensatory Changes ($) (6)	Accrued Obligation at December 31, 2025 ($) (7)
		At Year End ($) (2)	At Age 65 ($) (3)
Richard Prior	10.27	56,000	141,000	429,000	46,000	47,000	522,000

Notes:

1.	Canadian DB Plan values are translated using an average 2025 exchange rate of U.S.$/C$0.71365.
2.	Annual benefits payable at year end is the annual lifetime benefit payable, based on the years of credited service and the actual pensionable earnings history, as at December 31, 2025.
3.

Annual benefits payable at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as at December 31, 2025.

4.

Opening and closing present value of defined benefit obligation is at December 31, 2024 and 2025, respectively, representing actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in South Bow’s 2025 audited consolidated financial statements. These assumptions reflect best estimates of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other entities.

5.

Compensatory changes include the service cost to South Bow in 2025, plus the impact on the obligation due to actual changes in salary and pensionable bonus that were higher or lower than assumed, and plan changes, if any.

6.

Non-compensatory changes reflect all other changes in accrued obligation that are not included in the compensatory changes such as interest on the accrued obligation and changes in the assumptions during the year.

7.	Mr. Prior and Mr. Salsman participated in the Canadian DB Plan prior to transferring their employment in the U.S. Their credited service was frozen at the time of transfer.

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Canadian Defined Contribution Plans and U.S. 401(k) Plan to December 31, 2025

Name	Accumulated Value at Start of Year ($) (1)	Compensatory Value ($) (2)	Accumulated Value at Year End ($) (3)
Van Dafoe (4)	28,556	37,300	67,202
Richard Prior (5)	602,856	20,071	777,633
Lori Muratta (5)	62,761	33,600	160,043
Gary Salsman (5)	92,128	45,858	196,198

Notes:

1.	Accumulated value at start of year is the beginning-of-year value of the DC Plan or 401(k) Plan.
2.	Compensatory value is the annual employer contribution to the DC Plan or 401(k) Plan.
3.

Accumulated value at year end is the end-of-year value of the DC Plan or 401(k) Plan. The change in accumulated value during the year reflects employer and employee contributions credited during the year and investment earnings (or losses) on the opening balance and contributions.

4.	Mr. Dafoe participates in the Canadian DC Plan and DC Supplementary Plan and values are translated using an average 2025 exchange rate of U.S.$/C$0.71365.
5.	Mr. Prior made elective deferrals to the U.S. 401(k) Plan in 2025. Ms. Muratta and Mr. Salsman participate in the U.S. 401(k) Plan.

U.S. Non-qualified Plan to December 31, 2025

Name	Accumulated Value at Start of Year ($) (1)	Compensatory Value ($) (2)	Accumulated Value at Year End ($) (3)
Richard Prior	501,637	41,076	825,514
Lori Muratta	–	9,299	11,130

Notes:

1.	Accumulated value at start of year is the beginning-of-year value of the Non-qualified account.
2.	Compensatory value is the annual employer contribution to the Non-qualified account.
3.

Accumulated value at year end is the end-of-year value of the Non-qualified account. The change in accumulated value during the year reflects employer and employee contributions credited during the year and investment earnings (or losses) on the opening balance and contributions.

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with the senior executive officers that provide for certain terms and conditions applicable if the executive leaves South Bow. The following table is a summary of the material terms and provisions if the executive resigns, is terminated, retires, or dies, or if there is a change of control. Each executive employment agreement includes a non-competition provision that applies for 12 months following the executive’s separation date.

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Under the terms of the employment agreements, the Stock Option Plan, the South Bow RSU Plan, and the South Bow PSU Plan, a change of control includes an event where another entity becomes the beneficial owner of more than 50 per cent of the voting Shares of South Bow. The terms and provisions that apply to the compensation of all of the NEOs if there is a change of control require a termination of the NEO without cause or a constructive dismissal within two years of the change of control (double trigger).

Termination Event	Executive Employment Agreement	Share Unit Plans	Stock Option Plan
Without Cause or With Good Reason

Severance payment that includes:

1.  A lump sum equal to base salary for the length of the notice period. The notice period for Mr. Wirzba: 24 months; for Mr. Dafoe, Mr. Prior, and Ms. Muratta: the greater of 18 months and one month per completed years of employment at date of termination, to a maximum of 24 months; for Mr. Salsman: the greater of 12 months and one month completed years of employment at date of termination, to a maximum of 18 months.

2.  A payment equal to 15 per cent of the base salary over the notice period in recognition of benefits and perquisites.

3.  A payment equal to two times the average annual STI award paid to the NEO for the past three years, or such lesser time, as applicable, preceding the separation date.

4.  A payment representing the current year’s STI award, calculated as the average annual STI award as above and pro-rated to the date of termination.

5.  For NEOs participating in the DB Plan, credited service continues for the length of the notice period. For NEOs participating in the DC Plan or 401(k) Plan, a lump sum equal to the value of contributions for the length of the notice period.

6.  Reimbursement for outplacement services to a maximum of $25,000, in the NEO’s local currency.

		Unvested PSUs and RSUs on the termination date vest on a pro-rated basis, relative to the completed months of employment between the grant date and the termination date. A cash settlement is paid based on the pro-rated value of the original grants, which does not include share appreciation or reinvested dividends.	Unvested options on the termination date are forfeited. Vested options must be exercised by the earlier of: (i) their expiry date; or (ii) the later of: (a) the end of the notice period and (b) six months following the separation date.
For Cause	A NEO is paid for any amounts owed up to date of termination and receives no severance or other entitlements.	Unvested PSUs and RSUs on the termination date are forfeited.	Unvested options on the termination date are forfeited. Vested options can be exercised by their expiry date or six months from the termination date (whichever is earlier).
Resignation	A NEO is paid for any amounts owed up to date of resignation and receives no severance or other entitlements.	Unvested PSUs and RSUs on the resignation date are forfeited.	Unvested options on the resignation date are forfeited. Vested options can be exercised by their expiry date or six months from the resignation date (whichever is earlier).

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Termination Event	Executive Employment Agreement	Share Unit Plans	Stock Option Plan
Retirement (if age 55 attained)	A payment equal to the average annual STI award paid to the NEO for the past three years, or such lesser time, as applicable, preceding the separation date, pro-rated to reflect the period between the start of the calendar year and the retirement date.	Unvested PSUs and RSUs on the termination date vest on a pro-rated basis, relative to the completed months of employment between the grant date and the retirement date. The cash payments are made at the same time as would normally occur, at the end of the term, based on the applicable market value and the multiplier for PSUs.	Outstanding options continue to vest and must be exercised by their expiry date or three years from the retirement date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
Death	A payment equal to the average annual STI award paid to the NEO for the past three years, or such lesser time, as applicable, preceding the date of death, pro-rated to reflect the period between the start of the calendar year and the date of death.	Unvested PSUs and RSUs on the date of death vest on a pro-rated basis, relative to the completed months of employment between the grant date and the date of death. A cash settlement is paid based on the pro-rated value of the original grants, which does not include share appreciation or reinvested dividends.	Unvested options vest immediately, and all options can be exercised by the legal representative(s) of the estate by their expiry date or the first anniversary of death (whichever is earlier).
Change of Control	A severance package with the same terms as for “Termination Without Cause or With Good Reason”, with the exception that the notice period is 24 months for all the NEOs.	At the Human Resources Committee’s discretion, unvested PSUs and RSUs vest immediately and are paid out as a cash lump sum.	Unvested options vest immediately, and all options can be exercised by their expiry date or six months from the termination date (whichever is earlier).

The table below is a summary of the incremental payments that would be made to each NEO under the different separation events, with and without a deemed change of control. Payments were calculated using December 31, 2025 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements. Long-term incentive plan benefits are calculated based on the closing Share price on December 31, 2025.

These amounts do not include certain amounts that would be provided under normal course, such as the pension benefits that would normally be provided following resignation, or retiree benefits, if applicable.

Name	Resignation or Termination with Cause	Termination Without Cause or With Good Reason ($)	Retirement ($) (1)	Death ($)	Termination upon Change of Control ($) (2)
Bevin Wirzba (3)(4)	—	7,844,746	—	4,567,662	14,452,511
Van Dafoe (3)	—	2,199,741	463,800	1,537,639	5,697,573
Richard Prior (4)	—	4,011,976	—	1,987,913	6,871,517
Lori Muratta	—	2,246,800	484,400	1,272,456	4,913,416
Gary Salsman (4)	—	1,568,003	—	528,453	2,500,338

Notes:

1.	Mr. Wirzba, Mr. Prior, and Mr. Salsman are not eligible for retirement as they are under age 55 at December 31, 2025.
2.

Termination without cause following a change of control also applies if the NEO resigns because of constructive dismissal and the separation date is within two years of the date of a change of control. There are no incremental payments that would be made to each named executive in the event of a change of control without termination.

3.	Values for Mr. Wirzba and Mr. Dafoe are translated using an average 2025 exchange rate of U.S.$/C$0.71365.
4.

For Mr. Wirzba, Mr. Prior, and Mr. Salsman, the payment equal to the average annual STI award paid to the NEO for the past three years includes payments from TC Energy in 2023 and 2024 in respect of the performance years 2022 and 2023.

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OTHER MATTERS

72	Indebtedness of Directors and Executive Officers

72	Interests of Informed Persons in Material Transactions

72	Interest of Certain Persons or Companies in Matters to Be Acted Upon

72	Management Contracts

72	Additional Information

72	Directors’ Approval

Other Matters

Indebtedness of Directors and Executive Officers

No current or former executive officer, director, or employee of the Company or any of its subsidiaries or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee, or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that has provided a guarantee, support agreement, letter of credit, or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

Interests of Informed Persons in Material Transactions

Other than as set forth under the section entitled Interests of Management and Others in Material Transactions in the AIF, and which section is incorporated by reference into this Circular, no “informed person” (as defined in National Instrument 51-102) or proposed director, and no associate or affiliate of the foregoing has had a material interest, direct or indirect, in any transaction involving South Bow since the commencement of the Company’s most recently completed financial year or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company. Copies of the AIF can be obtained under the Company’s SEDAR+ profile at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company’s investor relations department at investor.relations@southbow.com or by telephone at 1-844-318-7826.

Interest of Certain Persons or Companies in Matters

to Be Acted Upon

No director or executive officer of South Bow at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than in respect of the election of directors and appointment of the auditor, except as set forth in this Circular and except for any interest arising from the ownership of Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of Shares in the capital of the Company.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company.

Additional Information

Additional information relating to South Bow is available on South Bow’s website at www.southbow.com, under the Company’s SEDAR+ profile at www.sedarplus.ca, and in its filings with the SEC at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2025. Copies of the Company’s financial statements and MD&A may be obtained free of charge by contacting the Company’s investor relations department at investor.relations@southbow.com or by telephone at 1-844-318-7826.

Directors’ Approval

The directors of South Bow have approved the contents and the distribution of this Circular.

Dated at Calgary, Alberta, Canada on March 13, 2026.

“Kate Fischer”

Associate General Counsel & Corporate Secretary

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SCHEDULE “A”

Charter of the South Bow Board of Directors

1. Introduction

a)

The Board of Director’s (the “Board”) primary responsibility is to foster the long-term success and sustainability of South Bow Corporation (the “Company”) consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.

b)

The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

2. Composition and Board Organization

a)	Nominees for directors are initially considered and recommended by the Governance and Risk Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

b)

The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

c)	Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

d)

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

3. Duties and Responsibilities

I.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section 4. Subject to these legal obligations and to the Articles and Bylaws of the Company, the Board retains the responsibility for managing its own affairs, including:

a)	planning its composition and size;

b)	selecting its Chair;

c)	nominating candidates for election to the Board;

d)	determining independence of Board members;

e)	approving committees of the Board and membership of directors thereon;

f)	determining director compensation; and

g)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

II.	Management and Human Resources

The Board has the responsibility for:

a)	the appointment of the Chief Executive Officer (“CEO”) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

b)	approving a position description for the CEO;

c)	with the support of the Human Resources Committee, providing input and reviewing CEO performance at least annually, against agreed-upon written objectives and competencies;

d)	approving the appointment of officers of the Company and members of the executive leadership team;

e)	review, provide input, and approve the CEO’s Planned and Emergency Succession Plan; and

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f)

the overall oversight of the Company sponsored pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board committees.

III.	Strategy and Plans

The Board has the responsibility to:

a)	participate in strategic planning sessions to ensure that management develops corporate strategic priorities and objectives and approve the resulting strategic plan;

b)	approve capital commitment and expenditure budgets and related operating plans;

c)	approve financial and operating objectives used in determining compensation;

d)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

e)	approve material divestitures and acquisitions; and

f)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

IV.	Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

b)	monitor operational and financial results;

c)	approve annual and interim financial statements, related Management’s Discussion and Analysis and the release thereof by management;

d)

approve the Company’s continuous disclosure in accordance with applicable Canadian and United States securities laws, rules and regulations, including the Management Information Circular or equivalent, Annual Information Form or equivalent, and documents incorporated by reference therein;

e)	declare dividends;

f)

approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

g)	recommend appointment of external auditors and approve auditors’ fees;

h)	approve banking resolutions and significant changes in banking relationships;

i)	approve appointments, or material changes in relationships with corporate trustees;

j)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

k)	approve spending authority guidelines; and

l)	approve the commencement or settlement of litigation that may have a material impact on the Company.

V.	Business and Risk Management

The Board has the responsibility to:

a)

take reasonable steps to ensure that management has identified the enterprise risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the enterprise risks and achieves a proper balance between risks and benefits;

b)	review reports on capital commitments and expenditures relative to approved budgets;

c)	review operating and financial performance relative to budgets or objectives;

d)

oversee environmental and social issues and receive, on a regular basis, reports on matters relating to, among others, ethical conduct, environmental management, employee and contractor health and safety, human rights, relationships with Indigenous communities and related party transactions; and

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e)

assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

VI.	Policies and Procedures

The Board has responsibility to:

a)	monitor compliance with all significant policies and procedures by which the Company is operated;

b)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

c)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

d)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

VIII.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

b)	approve interaction with shareholders on all items requiring shareholder response or approval;

c)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

e)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

f)	report annually to shareholders on the Board’s stewardship for the preceding year.

4. General Legal Obligations of The Board of Directors

The Board is responsible for:

a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

c)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and

d)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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SCHEDULE “B”

Advisories

Specified Financial Measures

This Circular references certain non-GAAP financial measures and non-GAAP ratios which do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include adjustments to the composition of the most directly GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operating performance and liquidity of South Bow. These non-GAAP financial measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.

South Bow’s non-GAAP financial measures used in this Circular include normalized EBITDA and distributable cash flow. Non-GAAP ratios include net debt-to-normalized EBITDA.

These non-GAAP financial measures and non-GAAP ratios are further described with a reconciliation to their most directly comparable GAAP measure in the Specified Financial Measures section of the MD&A for the year ended December 31, 2025, which is incorporated by reference into this Circular and can be found on South Bow’s website at www.southbow.com, under South Bow’s SEDAR+ profile at www.sedarplus.ca, and in its filing with the SEC at www.sec.gov.

Cautionary Note Regarding Forward-looking Information

Certain statements in this Circular, including the Letter from the Board Chair, and the Letter from the Chair of the Human Resources Committee constitute forward-looking information or forward-looking statements (collectively, “forward-looking information”) within the meaning of the applicable securities legislation. Often, but not always, forward-looking information use words or phrases such as: “advancing”, “anticipate”, “believe”, “committed”, “continue”, “ensure”, “estimate”, “expect”, “focus”, “future”, “goal”, “guidance”, “implement”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “potential”, “seek”, “strategy”, “target”, or state that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “should”, “will”, “regularly”, or “from time to time” be taken, occur, or be achieved. Such forward-looking information, include, but are not limited to, statements included or incorporated by reference, including statements with respect to the Meeting, Meeting Materials, proxies and voting, director and executive compensation goals, outcomes and future actions taken in relation thereto, corporate governance, South Bow’s growth strategy and properties, the programs and policies of South Bow, including the systems used to implement such policies and the effectiveness thereof, and the Company’s future business plans, opportunities, objectives, and strategies, as well as related methods to achieve such objectives and to implement such plans and strategies.

Forward-looking information, while based on Management’s beliefs and assumptions, are based on information available to South Bow at the time the statements were made and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of South Bow to be materially different from those expressed or implied by such forward-looking information, including but not limited to: environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations, and political or economic developments, uncertainties and hazards associated with exploration, development, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees, competition, reliance on key personnel, litigation risks, uncertainties relating to title to property, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of oil and gas, or certain other commodities, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for operations and property, environmental, sustainability, and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, costs associated with the decommissioning of the Company’s properties, pandemics, epidemics, and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada, cybersecurity risks, risks associated with operating a joint venture, volatility of the Share price, the Company’s obligations as a public company, and the Company’s ability to pay dividends in the future, as well as those factors discussed in the section entitled Risk Factors in South Bow’s AIF dated March 13, 2026, which is available on South Bow’s website at www.southbow.com, under the Company’s SEDAR+ profile at www.sedarplus.ca, and in its filings with the SEC at www.sec.gov.

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Although South Bow has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and to the validity of the information, in the period the changes occur. The forward-looking information is made as of the date hereof and South Bow disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking information.

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SCHEDULE “C”

Stock Option Plan Summary

The Stock Option Plan was introduced in 2024. Pursuant to the Spinoff, certain option holders of TC Energy exchanged their TC Energy options for options of the Company. The purpose of the Stock Option Plan is to govern such options. Other than options issued pursuant to the Plan of Arrangement in exchange for TC Energy options, no options shall be issued pursuant to the Stock Option Plan. There are no eligible participants other than the current holders of options.

◾	Administration: The Stock Option Plan is administered by the Human Resources Committee, which is composed entirely of independent directors.

◾

Limits and Reservations: The aggregate number of Shares that may be issued pursuant to the exercise of options subject to the Stock Option Plan shall not exceed 1,251,950 Shares (representing 0.6 per cent of the Company’s issued and outstanding Shares being 208,559,099, as of the date of this Circular), subject to adjustment. The Shares to be issued to option holders upon the exercise of options shall be from the authorized and unissued share capital of the Company. There is no limit on the number of securities any one person or company is entitled to receive under the Stock Option Plan; however, under no circumstances shall: (a) the number of Shares reserved for issuance to insiders of the Company, at any time, under all of the Company’s security-based compensation arrangements, exceed 10 per cent of the issued and outstanding Shares; or (b) the number of Shares issued to insiders of the Company, within any one year period, under all of the Company’s security-based compensation arrangements, exceed 10 per cent of the issued and outstanding Shares.

◾

Vesting, Expiry, and Payout: The vesting dates of an option shall be the same as the vesting dates of the TC Energy option exchanged therefore. The expiry date of an option shall be the same as the expiry date of the TC Energy option exchanged therefore. The exercise price of an option shall be the exercise price of the TC Energy option exchanged therefore, as adjusted pursuant to the Plan of Arrangement. Options cannot be transferred or assigned to another person. An option may only be exercised by the option holder or by a personal representative on behalf of the option holder if they die or are incapacitated. An option holder may exercise an option in whole or in part at any time and from time to time during the exercise period applicable thereto, provided that, with respect to the exercise of an option in part, the Human Resources Committee may, at any time and from time to time, fix a minimum number of Shares in respect of which an option holder may exercise such option in part.

◾

Amendments: The Board can amend the Stock Option Plan without Shareholder approval; however any of the following amendments to the Stock Option Plan must also be approved by the Shareholders of the Company:

◾	an increase in the number of Shares reserved for issuance;

◾	a reduction in the exercise price or cancellation and re-issue of options;

◾	an amendment that extends the expiry date beyond the original expiry date;

◾	an amendment that would permit equity-based awards granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes;

◾	any change to the categories of individuals eligible to be selected for grants of options, where such change may broaden or increase the participation of Insiders under the Stock Option Plan;

◾	the provision of financial assistance to an option holder in connection with the exercise of options;

◾	the addition of a cashless exercise feature, payable in cash or securities which does not provide for full deduction of the number of underlying securities from the Stock Option Plan reserve;

◾	the addition of a deferred or restricted share unit or other provision which results in an option holder being issued Shares while no cash consideration is received by the Company; and

◾

any amendment to paragraph 14.1 or 14.2 of the Stock Option Plan, which enumerate amendments to the Stock Option Plan and options which can and cannot be made without Shareholder approval, respectively.

◾

Early Termination of Options: Under the Stock Option Plan, upon resignation or termination for cause, unvested options are forfeited as of the termination date, and vested options remain exercisable only until the earlier of the original expiry date and six months following the termination date. Upon termination without cause or with good reason, unvested options are forfeited as of the termination date, and vested options remain exercisable until the earlier of the original expiry date and the later of the end of the applicable notice period or six months following the termination date. In the case of retirement (age 55 attained), unvested options continue to vest in accordance with their original vesting schedule, and vested options remain exercisable until the earlier of the original expiry date and three years following

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retirement, subject to a minimum six-month post-vesting exercise period. In the event of death, all unvested options immediately vest and options remain exercisable until the earlier of the original expiry date and one year following the date of death. Following a change of control, unvested options will vest only upon the occurrence of a qualifying termination or where options are not assumed or substituted by the successor, consistent with a double-trigger framework. Any option not exercised on or before its applicable expiry date automatically terminates and becomes null and void, in each case in accordance with the terms of the Stock Option Plan.

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Any questions and requests for assistance may be directed to the Company’s Transfer Agent:

Computershare Investor Services Inc.

320 Bay Street, 14th Floor

Toronto, Ontario M5H 4A6

North American Toll-free Phone: 1-866-789-1404

Outside North America: 1-514-982-7430

Visit: www.computershare.com/southbow

Facsimile: 1-888-453-0330 (toll-free in Canada and U.S.) or 1-416-263-9394 (international direct dial)

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Calgary Office 707 5 Street SW, Suite 900 Calgary, AB T2P 1V8	Houston Office 920 Memorial City Way, Suite 800 Houston, TX 77024